EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

AZZ AcquireCo, Inc.

AZZ incorporated,

Nuclear Logistics Incorporated,

and

The Principal Shareholders of Nuclear Logistics Incorporated Named Herein

April 27, 2012

TABLE OF CONTENTS
SECTION 1.		Definitions	1
	1.1	Definitions	1
	1.2	Other Defined Terms	5
SECTION 2.		Purchase and Sale of Purchased Assets	10
	2.1	The Purchase	10
	2.2	Closing	10
	2.3	Purchased Assets	10
	2.4	Excluded Assets	12
	2.5	Assumption of Liabilities	13
	2.6	No Assumption of Liabilities	13
SECTION 3.		Purchase Price; Payment; Adjustment; Allocation	15
	3.1	Payment of Purchase Price	15
	3.2	Adjustment of Purchase Price	16
	3.3	Allocation of Purchase Price	18
	3.4	Additional Payment	19
SECTION 4.		Representations and Warranties of the Company	21
	4.1	Organization and Company Power	22
	4.2	Authorization and Non-Contravention	22
	4.3	Company Records	23
	4.4	Capitalization	23
	4.5	Subsidiaries; Investments	23
	4.6	Financial Statements	23
	4.7	Absence of Certain Developments	24
	4.8	Certain Transactions and Interests	26
	4.9	Properties	26
	4.10	Title to Property; Encumbrances; Condition and Sufficiency of Purchased Assets	26
	4.11	Tax Matters	27
	4.12	Certain Contracts and Arrangements	28
	4.13	Intellectual Property	29
	4.14	Litigation	29

	4.15	Labor Matters	30
	4.16	Employee Benefit Programs	30
	4.17	Permits; Compliance with Laws	32
	4.18	Environmental Matters	32
	4.19	Customers and Strategic Partners	35
	4.20	Suppliers	35
	4.21	Insurance Coverage	35
	4.22	Solvency	36
	4.23	Certain Business Practices	36
	4.24	Investment Banking; Brokerage	37
	4.25	Disclosure	37
	4.26	No Other Representations	37
SECTION 5.		Representations and Warranties of the Principal Shareholders	38
	5.1	Authorization and Non-Contravention; Consents and Approvals	38
SECTION 6.		Representations and Warranties of Purchaser	38
	6.1	Organization and Corporate Power	38
	6.2	Authority and Non-Contravention	38
	6.3	No Brokers	39
	6.4	Sufficient Funds	39
	6.5	Litigation	39
SECTION 7.		Covenants	39
	7.1	Confidentiality	39
	7.2	Efforts and Actions	40
	7.3	Non-Competition; Non-Solicitation, Etc	40
	7.4	Employment	42
	7.5	Change of Names	43
	7.6	Receivables Guaranty	43
	7.7	GAAP Audit	44
	7.8	Transfer Fees	44
	7.9	Cooperation on Tax Matters; Business Records	44
	7.10	Proration of Property Taxes	45
	7.11	Warranty Claims	45

SECTION 8.		Actions Prior to Closing Date	46
	8.1	Interim Operations of the Company	46
	8.2	Access	47
	8.3	Consents of Third Parties; Governmental Approvals	47
	8.4	Antitrust Law Compliance	48
	8.5	Exclusivity	49
	8.6	Notice of Certain Events	49
	8.7	Publicity	50
	8.8	TBOC Notices	50
SECTION 9.		Closing Conditions and Deliveries	50
	9.1	Conditions to the Company’s and Purchaser’s Obligation to Effect the Closing	50
	9.2	Conditions to Obligations of Purchaser to Effect the Closing	51
	9.3	Conditions to Obligations of the Company and the Principal Shareholders	52
SECTION 10.		Survival of Representations, Warranties and Covenants; Transaction Related Indemnification	53
	10.1	Survival of Representations, Warranties and Covenants	53
	10.2	Indemnification by the Company and the Principal Shareholders	53
	10.3	Indemnification by Purchaser	54
	10.4	Procedure	54
	10.5	Limitations on Indemnification	56
	10.6	Treatment of Indemnification Payments	57
SECTION 11.		Termination of Agreement	57
	11.1	Termination	57
	11.2	Effect of Termination	58
SECTION 12.		General	58
	12.1	Waivers and Consents; Amendments	58
	12.2	Governing Law	59
	12.3	Section Headings; Construction	59
	12.4	Counterparts	59
	12.5	Notices and Demands	59
	12.6	Consent to Jurisdiction; Waiver of Jury Trial	60
	12.7	Severability	61
	12.8	Integration	61
	12.9	Assignability; Binding Agreement	61
	12.10	Expenses	62
	12.11	Specific Performance	62
	12.12	Third Party Beneficiaries	62
	12.13	Sole and Exclusive Remedies	62
	12.14	Guaranty	63

Exhibits

Exhibit A – Escrow Agreement
Exhibit B – Final Financial Statements
Exhibit C – Shareholders
Exhibit D – Receivables Guaranty
Exhibit E – Seiken Employment Agreement
Exhibit F – Irish Employment Agreement
Exhibit G– Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit H – Fort Worth Lease

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of April 27, 2012, by and among Nuclear Logistics Incorporated, a Texas corporation (the “Company”), Aron Seiken and Craig Irish (collectively, the “Principal Shareholders”), AZZ incorporated, a Texas corporation and the indirect holder of all of the issued and outstanding capital stock of Purchaser (“Parent”), AZZ AcquireCo, Inc., a Delaware corporation (“Purchaser”) (together with its successors, “Purchaser” and, together with the Company, the Principal Shareholders and Parent, the “Parties”).

WHEREAS, the Company desires to sell (and the Principal Shareholders desire to cause the Company to sell), and Purchaser desires to purchase, substantially all of the assets of the Company relating to the Company’s nuclear power equipment, maintenance, qualification and engineering business (the “Business”) on the terms and subject to the conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

SECTION 1.	Definitions

1.1 Definitions.  For purposes of this Agreement, the following terms shall have the meanings set forth below.

“Accounts Receivable” shall mean all indebtedness represented by the accounts and notes receivable of the Company as of the Closing Date that are included in the Purchased Assets (net of any allowance for doubtful accounts on the Interim Financial Statements).

“Action” shall mean any action, complaint, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental Authority.

“Acquired Business” shall mean the Business as acquired by Purchaser pursuant to the transactions contemplated by this Agreement and operated by Purchaser thereafter; provided, however, that such term shall not include any other business acquired by Purchaser or any business conducted by any Affiliate of Purchaser.

“Affiliate” of a Person shall mean (i) with respect to an individual, any member of such Person’s family (including any child, step child, parent, step parent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law); and (ii)with respect to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person.

“Business Day” shall mean any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in Fort Worth, Texas are authorized or required by Law to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Accounting Practices” shall mean the accounting policies, practices and procedures used by the Company in preparing the Financial Statements.

“Company Credit Facilities” shall mean the Company Indebtedness payable pursuant to (a) that certain Business Loan Agreement dated as of August 4, 2011, between the Company and The Frost National Bank, (b) that certain promissory note dated January 17, 2012, in the original principal amount of $1,464,301.39 payable to Aron Seiken, and (c) that certain promissory note dated January 17, 2012, in the original principal amount of $3,394,350.00 payable to Craig Irish.

“Company Indebtedness” shall mean, without duplication, (a) all obligations of the Company for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the Company upon which interest charges are customarily paid (excluding current accounts payable in the ordinary course of business), (d) all obligations of the Company under conditional sale or other title retention agreements relating to property acquired by the Company, (e) all obligations of the Company in respect of the deferred purchase price of property or services (excluding current accounts payable in the ordinary course of business), (f) all other indebtedness of the types described herein of other Persons secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by the Company, whether or not such indebtedness secured thereby has been assumed, (g) all guarantees by the Company of the indebtedness of any other Person, (h) all capital lease obligations of the Company, (i) all obligations, contingent or otherwise, of the Company as an account party in respect of letters of credit and letters of guaranty, and (j) all obligations, contingent or otherwise, of the Company, in respect of bankers’ acceptances. The “Company Indebtedness” shall include the indebtedness of any other entity (including any partnership in which the Company is a general partner) to the extent the Company is liable or could be liable therefor as a result of the Company’s ownership in, or other relationship with, such other entity.

“Contract” shall mean any agreement, arrangement, bond, commitment, franchise, indemnity, indenture, instrument, lease, license or understanding, whether or not in writing.

“Control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

“Depreciation/Amortization” means, for any period, all depreciation and/or amortization accrued during such period, to the extent such was deducted in computing Net Income.

“EBITDA” means Net Income, plus, without duplication and to the extent reflected as an expense, charge or other deduction in the calculation of such Net Income, all charges for or with respect to (i) Interest Expense, (ii) Taxes, and (iii) Depreciation/Amortization.

“Encumbrances” shall mean any and all liens, options, charges, pledges, security interests, deeds of trust, encumbrances, rights of way or encroachments, or restrictions on transfer of any kind or nature.

“Escrow Account” shall mean an account specified in writing by the Escrow Agent to Purchaser not less than two (2) Business Days prior to the Closing for the purpose of receiving and holding the Escrow Amount. Such Escrow Account shall be deemed to be an indemnity escrow to secure the performance of the Company’s and the Principal Shareholders obligations under Section 7.6 of this Agreement and the Company Indemnifying Parties’ obligations under Section 10.2 of this Agreement in accordance with the terms hereof.

“Escrow Amount” shall mean all funds on deposit with the Escrow Agent under the Escrow Account, including, without limitation, the Indemnity Escrow Amount and the Receivables Escrow Amount.

“Fort Worth Property” shall mean the real property located at 7410 Pebble Drive, Fort Worth, Texas.

“GAAP” shall mean U.S. generally accepted accounting principles applied on a consistent basis.

“Governmental Authority” shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnity Escrow Amount” shall mean $9,000,000 on deposit with the Escrow Agent under the Escrow Account.

“Interest Expense” means, for any period, all interest in respect of indebtedness accrued during such period (whether or not actually paid during such period), to the extent such expense was deducted in computing Net Income.

“Law” shall mean all applicable constitutional provisions, statutes, codes, ordinances, Orders, common law, rules and regulations promulgated by any Governmental Authority.

“Material Adverse Effect” shall mean a material adverse effect on the Business, operations, properties, condition (financial or otherwise), Purchased Assets or liabilities, or results of operations of the Company taken as a whole, except to the extent such effect results from (a) changes in laws or GAAP; (b) any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case whether or not involving the United States; (c) changes in general economic, business, regulatory, political or market conditions or in national or global financial markets; (d) any change generally affecting any of the industries in which the Company operates or the economy as a whole, including, without limitation, any natural disaster or legal or regulatory changes (but in each case only if the Company is not affected thereby in a materially disproportionate manner relative to other similarly situated participants in the industry in which the Company operates); (e) effects resulting from compliance with the terms and conditions of this Agreement by the Company and/or the Principal Shareholders or consented to in writing by Parent or Purchaser; or (f) any breach of this Agreement by Parent or Purchaser.

“Maximum EBITDA Payment” shall mean Twenty Million Dollars ($20,000,000.00) payable in cash.

“Net Income” means, for any fiscal period, the net earnings or loss of the Company prepared in accordance with GAAP.

“Order” shall mean any applicable decree, injunction, judgment, order, ruling, assessment or writ of any Governmental Authority and any award in any arbitration proceeding.

“ordinary course of business” any item or action taken by a party to the extent it is consistent or arises in connection with such party’s past practices, including with respect to their nature, magnitude and scope.

“Permitted Encumbrances” means, (i) Encumbrances securing the obligations of the Company pursuant to the Company Credit Facilities (which Encumbrances shall be released on the Closing Date), (ii) Encumbrances specifically described in the Financial Statements or any Schedules to this Agreement, (iii) Encumbrances for taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising in the ordinary course of business of the Company, (v) Encumbrances relating to the transferability of securities under applicable securities laws, (vi) Encumbrances securing rental payments under capitalized leases, (vii) Encumbrances in favor of the lessors under any Real Property leases, (viii) any Encumbrances to which the fee or any other interest in the Real Property is subject, (ix) Encumbrances imposed or promulgated by laws with respect to Real Property and improvements, including zoning regulations, and (x) licenses of Intellectual Property rights granted in the ordinary course of business.

“Person” shall mean an individual, a corporation, a joint venture, a trust, an unincorporated organization, a limited liability company or partnership or other entity or a Governmental Authority.

“Receivables Escrow Amount” shall mean the Accounts Receivable of the Company as set forth in the Interim Balance Sheet.

“Representatives” shall mean, with respect to any Person, any officer, director or employee of, or any investment banker, financing source, accountant, consultant, attorney or other advisor, representative or agent of such Person.

“Shareholders’ Equity Value” shall mean the difference between the total assets of the Company and the total liabilities of the Company as of the Closing Date, each as reflected on the Final Financial Statements.  For purposes of clarity, the indebtedness being repaid through the payment of the Loan Pay-Off Amount pursuant to Section 3.1(c) shall be included as a liability of the Company in the calculation of the total liabilities of the Company included in the Final Financial Statements.

“Subsidiary” shall mean, with respect to any Person, any corporation more than fifty percent (50%) of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity more than fifty percent (50%) of whose total equity interest, is directly or indirectly owned by such Person.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean (a) any federal, state, local, foreign and other taxes, including without limitation, income taxes, taxes imposed under Section 1374 of the Code, estimated taxes, alternative or add-on minimum taxes, excise taxes, sales taxes, use taxes, franchise taxes, employment and payroll related taxes, withholding taxes, transfer taxes, gross receipts taxes, license taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, windfall profits taxes, environmental taxes (including taxes under Section 59A of the Code), customs duties, capital stock taxes, profits taxes, social security (or similar) taxes, unemployment taxes, disability taxes, real property taxes, personal property taxes, registration taxes, value added taxes or other taxes, charges, fees or assessments of any kind whatsoever and all deficiencies, or other additions to tax, interest, fines and penalties owed by it, and (b) any liability for any item described in clause (a) hereof as a result of (i) the several liability of the Company pursuant to Treasury Regulation 1.1502-6 or any analogous state, local or foreign Law, (ii) being a transferee, or (iii) any Contract entered into on or before the Closing Date.

“TBOC” shall mean the Texas Business Organizations Code, as amended.

“Threshold EBITDA Payment” shall mean Ten Million Dollars ($10,000,000.00) payable in cash.

“Transaction Documents” shall mean this Agreement, the Seiken Employment Agreement, the Irish Employment Agreement, the Fort Worth Lease, the Receivables Guaranty and the other documents (including certificates) to be executed and delivered in connection herewith.

1.2 Other Defined Terms.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Allocation	3.3
Anti-Corruption Laws	4.24(a)
AR Shortfall Amount	7.6
Arbitrating Accountant	3.4(c)
Assigned Contracts	2.3(g)
Assumed Liabilities	2.5
awareness	4
AZZ	Preamble
Bankruptcy and Equity Exception	4.2
BDO	3.2(b)
Bill of Sale	9.2(e)
Board	4.3
Business	Preamble
Claim Notice	10.4(a)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Indemnified Parties	10.3
Company Indemnified Party	10.3
Company Indemnifying Parties	10.2
Company Indemnifying Party	10.2
Company True-Up Payment	3.2(d)
Confidentiality Agreement	7.1

Customers	4.19
Cut-Off Date	10.1
Disclosure Schedule	4
Dispute Notice	3.4(c)
EBITDA Payment	3.4(a)
EBITDA Period	3.4(a)
EBITDA Schedule	3.4(c)
Effective Time	2.2
Environmental Claim	4.18
Environmental Condition	2.5(e)
Environmental Law	4.18
Environmental Permit	4.18
ERISA	4.15(a)
ERISA Affiliate	4.15(a)
Escrow Agent	3.1(b)
Escrow Agreement	3.1(b)
Escrow Release Dates	3.1(c)
Excluded Assets	2.4
Excluded Liabilities	2.5
FCPA	4.24(e)
Final Financial Statements	7.6(a)
Financial Statements	3.2(a)
Fort Worth Lease	9.2(k)

Fundamental Representations	10.1
Parent	Preamble
Parent Guaranty	12.13
Guaranty Notice	7.6
Hazardous Materials	4.18
Indemnified Parties	10.3
Indemnified Party	10.3
Indemnifying Parties	10.3
Indemnifying Party	10.3
Indemnity Threshold	10.5(b)
Independent Accountants	3.2(c)
Initial Escrow Release Date	3.1(b)
insolvent	4.23
Intellectual Property Rights	4.13(b)
Interim Balance Sheet	4.6(a)
Interim Period	8.1(a)
Irish Employment Agreement	9.2(e)
IRS	3.3
knowledge	4
Loan Pay-Off Amount	3.1(c)
Losses	10.3
Material Contract	4.12
Non-Compete Obligations	7.3(a)(i)

Nondisparagement Period	7.3(c)
Notice Period	10.4
Ontario Real Property	2.3(p)
Participant	7.3(a)(i)
Parties	Preamble
Permits	4.17
Principal Shareholders	Preamble
Purchase Price	3.1
Purchased Assets	2.3
Purchaser	Preamble
Purchaser Indemnified Parties	10.2
Purchaser Indemnified Party	10.2
Purchaser Indemnifying Parties	10.3
Purchaser Indemnifying Party	10.3
Real Property	4.9
Receivables Guaranty	7.6
Release	4.18
Remedial Action	4.18
Restricted Party	7.3(a)
Seiken Employment Agreement	9.2(e)
Seller Indemnifiable Claims	3.1
Shareholders	4.4(a)
Shares	4.4(a)
Strategic Partners	4.19
Suppliers	4.20
Target Shareholders Equity Value	3.1(a)
Tax Reimbursement Amount	10.4(b)
Terminated Employees	7.4
Transactions	2.1
Transaction Fees	12.10
Transfer Fees	7.8
Transfer Payments	8.3(a)
Transferred Employee	7.4
Verification Period	3.2(b)

SECTION 2.	Purchase and Sale of Purchased Assets

2.1 The Purchase.  On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase, and the Company shall sell, the Purchased Assets.  The purchase and sale of the Purchased Assets contemplated hereunder and the other transactions contemplated by this Agreement and the other Transaction Documents are collectively referred to herein as the “Transactions.”

2.2 Closing.  The execution of the Transaction Documents other than this Agreement and closing of the Transactions (the “Closing”) shall take place electronically via email and/or facsimile at a time and on a date to be designated by Purchaser and the Company (the time and date upon which the Closing actually occurs being referred to herein as the “Closing Date”), provided that if such Parties mutually agree to a physical closing then the Closing shall occur on the Closing Date at the offices of Kelly Hart & Hallman LLP, 201 Main Street, Fort Worth, Texas 76102. The Closing shall be effective at 11:59 p.m., Central Daylight Saving Time on the Closing Date (the “Effective Time”).

2.3 Purchased Assets.  In reliance on the representations and warranties contained in this Agreement and on the terms contained in this Agreement, at the Closing described in Section 2.2 of this Agreement, the Company shall sell, grant, convey, bargain, assign, set over, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from the Company, all of the assets, rights and properties of the Company of any nature and wherever located as the same shall exist on the Closing Date, except for the Excluded Assets, including, without limitation, the following as they exist as of the Closing Date (the “Purchased Assets”):

(a) all of the Company’s inventory and supplies, including without limitation those described on Section 2.3(a) of the Disclosure Schedule;

(b) all of the Company’s prepaid expenses, including without limitation those described on Section 2.3(b) of the Disclosure Schedule;

(c) all of the Company’s machinery, equipment, tools, fixed assets and capital assets, including without limitation the machinery, equipment, tools, fixed assets and capital assets described on Section 2.3(c) of the Disclosure Schedule;

(d) all of the Company’s Intellectual Property Rights, including without limitation trade names, patents, trademarks, service marks, transferable licenses and permits of any kind, copyrights, intellectual properties, know-how, trade and business secrets, business methods, other proprietary information and rights and any goodwill relating to or associated with the foregoing;

(e) all rights of the Company to the name “Nuclear Logistics” and any derivative of that name, including without limitation the right to use all existing invoices, letterhead, envelopes and the like;

(f) all of the Company’s business records, including without limitation credit information, sales data, personnel records, supplier records, production records, customer files and customer lists, both past and present, and any Confidential Information that has been reduced to writing or stored electronically (other than “Protected Health Information” or other medical records of individuals that are subject to the Health Insurance Portability and Accountability Act of 1996 and/or other applicable Laws regarding the use, protection and/or disclosure of such information);

(g) all rights of the Company under any Contracts (collectively, the “Assigned Contracts”) and Permits expressly assumed by Purchaser pursuant to this Agreement, including without limitation those Contracts described on Section 2.3(g) of the Disclosure Schedule;

(h) all of the Company’s goodwill associated with the Business;

(i) all of the Company’s vehicles and other rolling stock, including without limitation those described on Section 2.3(i) of the Disclosure Schedule;

(j) all of the Company’s computers, computer hardware, computer software and other computer equipment, including without limitation the computer equipment described on Section 2.3(j) of the Disclosure Schedule;

(k) all of the Company’s office furniture and equipment, including without limitation the furniture and equipment described on Section 2.3(k) of the Disclosure Schedule;

(l) all of the Accounts Receivable;

(m) all of the Company’s open customer purchase orders as described in Section 2.5 of the Disclosure Schedule, or as accepted by the Company subsequent to the date hereof in the ordinary course of business;

(n) all of the Company’s deposits, bonds or other instruments with utilities, Governmental Authorities or other Persons;

(o) all rights of the Company under express or implied warranties from the Company’s suppliers other than with respect to Excluded Assets or Excluded Liabilities;

(p) all rights of the Company with respect to its leasehold interest in the real property located in Ontario, Canada (the “Ontario Real Property”), as more fully described on Section 2.3(p) of the Disclosure Schedule;

(q) all bank accounts of the Company; and

(r) Subject to the provisions of Section 2.4 of this Agreement, all rights, title and interest in and to other assets of the Company used (or held for use) in or useful to the Business, wherever located, whether tangible or intangible, even if not named or described on a Disclosure Schedule to this Agreement or in any financial statements of the Company.

2.4 Excluded Assets. Specifically excluded from any assets of the Company to be purchased (the “Excluded Assets”) pursuant to this Agreement are the following assets and properties:

(a) The rights of the Company under this Agreement or any Transaction Documents;

(b) Any current or prior “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, of the Company, its Affiliates, or any former Affiliates, and any employment agreements;

(c) The articles of incorporation, shareholder agreements, corporate seal, original corporate minute books and stock books of the Company;

(d) All policies of insurance and all refunds, claims, and other rights relative thereto;

(e) Any rights of the Company under or pursuant to contracts and agreements not assumed by Purchaser pursuant to Section 2.5;

(f) All rights, claims, and causes of action of the Company against third parties relating to the Excluded Liabilities or the Excluded Assets;

(g) All rights, claims, and causes of action of the Company for federal, state, and local Tax refunds and all Tax loss carryforward benefits and other benefits, rights, and claims of the Company arising in connection with or otherwise relating to Taxes relating to the Company’s business or the Purchased Assets for any period prior to the Closing Date;

(h) All cash on deposit in the bank accounts of the Company and all uncleared deposits in such accounts), all temporary cash investments of the Company and instruments representing same (including without limitation marketable securities), and all other cash and cash equivalents of the Company on hand, in transit, or in depositories; and

(i) All assets and property listed on Section 2.4 of the Disclosure Schedule.

2.5 Assumption of Liabilities.  As further consideration for the sale of the Purchased Assets hereunder, the Company shall assign to Purchaser, and Purchaser shall assume and agree to pay, perform and discharge when due, from and after the Closing Date, the following liabilities, obligations or commitments of the Company (the “Assumed Liabilities”):

(a) all liabilities, obligations and commitments of the Company with respect to the Assigned Contracts, other than any obligations, liabilities or commitments that arise from a breach thereof or default thereunder during the period prior to the Closing Date;

(b) all liabilities, obligations and commitments of the Company with respect to the Company’s open customer purchase orders as described in Section 2.5 of the Disclosure Schedule or as accepted by the Company subsequent to the date hereof in the ordinary course of business; and

(c) the liabilities, obligations or commitments of the Company set forth on the Final Financial Statements.

2.6 No Assumption of Liabilities.  Other than the Assumed Liabilities, Purchaser shall not assume, and shall not be deemed to have assumed or be in any way liable for or subject to or have any obligation for or with respect to, any liabilities, obligations or commitments of the Company, the Principal Shareholders or other Shareholders of any kind, nature or description. All obligations, liabilities and commitments of the Company, the Principal Shareholders or other Shareholders, other than the Assumed Liabilities are referred to herein as the “Excluded Liabilities.” Without limitation of the foregoing, the term “Excluded Liabilities” includes the following liabilities, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, and, unless otherwise expressly provided herein, whenever arising:

(a) all liabilities and obligations relating to or arising out of the Excluded Assets;

(b) any and all liabilities or obligations of the Company in respect of (i) any Taxes attributable to the Company, the Principal Shareholders or other Shareholders (ii) any Taxes, legal, accounting, brokerage, finder's fees, or other expenses of whatsoever kind or nature incurred by the Company or any Shareholder, affiliate, director, employee or officer of the Company as a result of the execution of this Agreement or the consummation of the Transactions, except as provided with respect to Transfer Fees in Section 7.8 of this Agreement;

(c) any claims, demands, liabilities or obligations of any nature whatsoever (including claims, demands, liabilities or obligations in respect of environmental matters, occupational safety, workers’ compensation, grievance proceedings or actual or threatened litigation, suits, claims, demands or governmental proceedings) which arose or were incurred on or before the Closing Date, or which arise from or are based on events occurring or conditions existing on or before the Closing Date;

(d) any liabilities or obligations that arise from or are based on events occurring or conditions existing before the Closing Date with respect to the employees and former employees of the Company, including any liability or obligation arising under any labor or employment contract, agreement or other arrangement (including any bonuses payable to such employees whether earned or unearned and any accrued but unpaid vacation and sick leave of such employees), any liability or obligation arising under any plan or other compensation arrangement of the Company, including any obligations under any plan with respect to persons who are not employees or former employees of the Company, including spouses and dependents;

(e) any environmental liability or obligation relating to any presence or Release into the environment of a Hazardous Material (as such term is hereinafter defined), or to any condition, known or unknown, existing or occurring, at or on any real property or premises (1) owned, leased, or occupied by the Company on or prior to the Closing Date (regardless of when first discovered), or (2) to which Hazardous Material has been sent or arranged for shipment by the Company on or prior to the Closing Date (regardless of when first discovered) (hereafter an “Environmental Condition”), including without limitation (x) any suits, causes of action, proceedings, judgments, administrative and judicial orders arising out of any matter relating to such Environmental Condition, (y) any civil liability or liability arising in tort (strict or otherwise) resulting from any such Environmental Condition, and (z) any required cleanup or full or partial remediation, investigation or monitoring of such Environmental Condition in accordance with the provisions or requirements of any Environmental Law (as such term is hereinafter defined);

(f) any liability or obligation to present or former shareholders of the Company;

(g) all liabilities and obligations of the Company under this Agreement, the Transaction Documents;

(h) any obligations, liabilities or commitments under the Assigned Contracts to the extent such obligations, liabilities and commitments arise from a breach thereof or default thereunder during the period prior to the Closing Date;

(i) any liability or obligation to third parties and claims from third parties to the extent based on circumstances existing on or prior to the Closing Date or the conduct of the Company to the extent such conduct occurred on or before the Closing Date;

(j) all other obligations and liabilities arising from the operation of the Company, the Business or the ownership of the Purchased Assets on or prior to the Closing Date;

(k) any liabilities of the Shareholders not related to the Company or the Purchased Assets;

(l) all recorded and unrecorded accounts payable of the Company or the Shareholders of any kind, whether or not relating to the Business, to the extent such are not included in the Final Financial Statements;

(m) subject to Section 7.11, any obligations or liabilities of the Company under any warranty or service agreement granted or entered into in connection with the sale of products prior to the Closing Date; and

(n) each Employee Benefit Program of the Company.

SECTION 3.	Purchase Price; Payment; Adjustment; Allocation

3.1 Payment of Purchase Price.

(a) In consideration of the sale of the Purchased Assets and the Company’s and Principal Shareholders’ other covenants and obligations hereunder, at the Closing, Purchaser agrees, pursuant to the terms and subject to the conditions hereof, to (a) pay to the Company an amount equal to Eighty Million Dollars ($80,000,000.00), as adjusted pursuant to Section 3.2 (the “Cash Purchase Price”), in accordance with Section 3.1(b) and (b) pay to each of The Frost National Bank, Craig Irish, and Aron Seiken (the “Creditors”) an amount equal to the applicable portion of the Loan Pay-Off Amount payable to each such Creditor (together with the Cash Purchase Price, the “Purchase Price”) in accordance with Section 3.1(c).

(b) The Purchase Price minus (a) the Escrow Amount, and (b) the Loan Pay-Off Amount will be paid by Purchaser to the Company at Closing by wire transfer of immediately available funds to an account specified by the Company.

(c) At the Closing, Purchaser shall pay to each of the Creditors to such accounts designated in writing by the Company prior to the Closing Date by wire transfer of immediately available funds, such amounts, in the aggregate, that are necessary to repay in full the Company Credit Facilities as of the Closing Date (such aggregate amount paid, the “Loan Pay-Off Amount”).

(d) At the Closing, Purchaser shall transfer to the Escrow Account, to JPMorgan Chase Bank, NA as escrow agent (the “Escrow Agent”), a portion of the Purchase Price equal to the Escrow Amount pursuant to the terms of an escrow agreement, dated as of the Closing Date, by and among Purchaser, the Company and the Escrow Agent, in a form substantially similar to the form attached hereto as Exhibit A (the “Escrow Agreement”), which Indemnity Escrow Amount, shall be held and distributed in the manner specified in accordance with the terms and conditions of the Escrow Agreement and this Section 3.1.

(e) A portion of the Escrow Amount equal to the Receivables Escrow Amount will be released to the Company on the earlier of (i) the date that all indebtedness represented by the Accounts Receivable that are included in the Purchased Assets have been collected or (ii) the date that the Company and the Principal Shareholders have made payment to Purchaser of the cash amount described in Section 7.6.

(f) If no claim for any Losses is made against the Purchaser Indemnified Parties pursuant to Section 10.2 (such indemnifiable claims, the “Seller Indemnifiable Claims”) remains unresolved or in dispute, then a portion of the Indemnity Escrow Amount equal to $4,500,000 shall be released to the Company on the twelve month anniversary of the Closing Date (the “Initial Escrow Release Date”) and the remainder of the Escrow Amount shall be released to the Company on the eighteen month anniversary of the Closing Date (together with the Initial Escrow Release Date, the “Escrow Release Dates”).  To the extent any Seller Indemnifiable Claim remains unresolved or in dispute on either of the Escrow Release Dates, (i) an amount equal to the estimated Losses with respect to such disputed or unresolved Seller Indemnifiable Claim shall be withheld from the Escrow Amount to be released on such Escrow Release Date and, together with all income (if any) earned on such withheld amount, shall continue to be held in accordance with the Escrow Agreement and this Section 3.1(e) until such Seller Indemnifiable Claim has been resolved.

(g) For federal and state income Tax purposes, the Company and Purchaser agree to treat the Escrow Amount in accordance with Proposed Treasury Regulation Section 1.468B-8 (February 1, 1999).  Accordingly, prior to the determination date (as defined in Proposed Treasury Regulation Section 1.468B-8(b)), Purchaser shall be treated as the owner of the Escrow Amount and thus shall take into account in filing its income Tax Returns all items of income, gain, loss and deduction with respect to the Escrow Amount in accordance with Proposed Treasury Regulation Section 1.468B-8(c).  From and after the determination date, Purchaser and the Company shall be treated for Tax purposes as the owners of their respective shares of the Escrow Amount as set forth in a statement provided to the Escrow Agent in accordance with Proposed Treasury Regulation Section 1.468B-8(f), and thus each of Purchaser and the Company shall take into account in filing its income Tax Returns its share of the items of income, gain, loss and deduction with respect to the Escrow Amount in accordance with Proposed Treasury Regulation Section 1.468B-8(e).  Any amount distributed from the Escrow Amount to the Company shall be treated as a payment pursuant to Purchaser’s obligation to the Company arising from the Company’s sale of property to which the installment sale provisions of Section 453 of the Code, and the interest provisions of Section 483 or 1274 of the Code shall apply.  For this purpose, Purchaser and the Company shall cooperate to provide to the Escrow Agent, at the time of any disbursement, a schedule indicating the allocation of such disbursement from the Escrow Amount between (i) principal and (ii) imputed interest to be reported on IRS Form 1099-INT or 1099-OID.  Neither Purchaser nor the Company shall take any position for federal or state income Tax purposes that is inconsistent with the provisions of this Section 3.1(f).

3.2 Adjustment of Purchase Price.

(a) Within 10 days after the Closing Date, the Company shall deliver to Purchaser the balance sheet of the Company as of the Closing Date which have been prepared in a manner consistent with, and using the same methodologies used in the preparation of, the Financial Statements and the balance sheet attached hereto as Exhibit B (the “Final Financial Statements”); provided, however, that the Excluded Assets shall not be included in the calculation of total assets as set forth therein.  Promptly upon Purchaser’s request, the Company shall make available to Purchaser copies of the work papers and back-up materials used by the Company and the Company’s accountants in preparing the Final Financial Statements and such other documents as Purchaser may reasonably request in connection with its review of the Final Financial Statements. Any reasonable fees and expenses incurred by the Company in connection with the preparation of the Final Financial Statements shall be the sole responsibility of Purchaser.

(b) Purchaser shall have thirty (30) days (the “Verification Period”) to have the Final Financial Statements verified by its accounting firm, BDO USA LLP (“BDO”), in a manner consistent with, and using the same methodologies used in the preparation of, the Financial Statements.  During the Verification Period, the Company shall provide BDO with all required access to conduct such verification.  The fees and expenses payable to BDO with respect to such verification shall be paid by Purchaser.  Within 30 days after Purchaser’s receipt of the Final Financial Statements, Purchaser shall notify the Company in writing whether or not Purchaser accepts the Final Financial Statements.  If Purchaser accepts the Final Financial Statements, the Final Financial Statements shall become final and binding on all Parties.

(c) If Purchaser in good faith objects to any item set forth on the Final Financial Statements, Purchaser shall give notice thereof to the Company in writing within 30 days after receipt of the Final Financial Statements, specifying in reasonable detail the nature and extent of such disagreement, and Purchaser and the Company shall have a period of 30 days from the Company’s receipt of such notice in which to resolve such disagreement.  If such notice of objection is not received by the Company within 30 days after receipt of the Final Financial Statements, it shall be deemed that Purchaser has accepted the Final Financial Statements with respect to all items set forth therein and the Final Financial Statements shall become final and binding on all Parties.  Any disputed items which cannot be agreed to by the Parties within 30 days from the Company’s receipt of Purchaser’s notice of objection to any of the items set forth in the Final Financial Statements shall be referred to a mutually agreed upon nationally or regionally recognized independent accounting firm (the “Independent Accountant”) to fully and finally resolve all unresolved objections.  The engagement of and the determination by Independent Accountant (or any other accounting firm designated by Independent Accountant as set forth below) shall be completed within 60 days after such assignment is given to Independent Accountant and shall be final and binding and shall be nonappealable by the Company and Purchaser.  Judgment may be entered based upon the determination of the Independent Accountant in any court having jurisdiction over the party against which such determination is to be enforced.  If for any reason Independent Accountant is unable to act in such capacity, such determination will be made by any other nationally or regionally recognized accounting firm selected by Independent Accountant.  The scope of the disputes to be resolved by the Independent Accountant shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the procedures and standards set forth in this Section 3.2 and the Independent Accountant is not to make any other determination, including any determination as to whether the Shareholder’s Equity Value is correct. The Independent Accountant’s decision shall be based solely on written submissions by Purchaser and the Company and their respective representatives and not by independent review.  The Independent Accountant may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party.  The fees and expenses payable to Independent Accountant (or any other accounting firm designated by Independent Accountant) in connection with such determination will be borne 50% by the Company and the Principal Shareholders (jointly and severally) and 50% by

 Purchaser, unless (i) the determination of Independent Accountant (or any other accounting firm designated by Independent Accountant) with respect to the disputed amounts results in a payment by the Company, out of the Escrow Fund or otherwise, in an amount which exceeds by more than $25,000 the amount the Company shall have last claimed the Company owes hereunder at the end of the 30 day period following the Company’s receipt of Purchaser’s notice of objection, in which case the fees and expenses payable to Independent Accountant (or any other accounting firm designated by Independent Accountant) shall be paid by the Company and the Principal Shareholders (jointly and severally), or (ii) the determination of Independent Accountant (or any other accounting firm designated by Independent Accountant) with respect to the disputed amounts results in a payment by Purchaser in an amount which exceeds by more than $25,000 the amount Purchaser shall have last claimed it owes hereunder at the end of the 30 day period following the Company’s receipt of Purchaser’s notice of objection, in which case the fees and expenses payable to Independent Accountant (or any other accounting firm designated by Independent Accountant) shall be paid by Purchaser.

(d) Within three (3) business days after the date that the Final Financial Statements become final and binding in accordance with Section 3.2(b) or 3.2(c), as the case may be, either (i) Purchaser shall pay to the Company in cash (by means of federal funds wire or interbank transfer in immediately available funds) the amount by which the Shareholders’ Equity Value is greater than $8,022,404 or (ii) Purchaser shall be entitled to receive from the Company a cash payment equal to the amount by which the Shareholders’ Equity Value is less than $8,022,404 (such amount, the “Company True-Up Payment”) or, at Purchaser’s election, to receive from the Escrow Account a portion of the Escrow Amount equal to the Company True-Up Payment, and Purchaser and the Company shall promptly execute and deliver a joint instruction letter to the Escrow Agent to such effect.

3.3 Allocation of Purchase Price. Prior to the Closing, Purchaser shall engage an independent third party appraiser (the “Appraiser”) to promptly prepare an appraisal of the fair market values of the tangible Purchased Assets (the “Appraisal”).  The Purchaser and the Company shall jointly participate in the Appraisal process with both having equal access to the Appraiser.  Purchaser and the Company shall allocate the Purchase Price in  amounts equal to the fair market values of the tangible Purchased Assets set forth in the Appraisal, consistent with the principles of Section 1060 of the Code (the “Allocation”). After the Closing, the Parties shall make consistent use of the allocation, fair market value and useful lives specified in the Allocation for all Tax purposes and in all filings, declarations and reports with the Internal Revenue Service (“IRS”), or any other Governmental Authority, in respect thereof, including the reports required to be filed under Section 1060 of the Code. Within forty-five (45) days after the Closing Date, Purchaser and the Company shall jointly prepare the IRS Form 8594 to be filed with the IRS. In any proceeding related to the determination of any Tax, neither Purchaser, the Company, nor the Principal Shareholders shall contend or represent that such Allocation is not a correct allocation of the Purchase Price. Purchaser and the Company agree that the fair market value of the agreements provided for in Section 7.3(a) shall be $1,000,000 (the “Non-Compete Allocation”), which Non-Compete Allocation shall be allocated between the agreements of each of the Company and the Principal Shareholders contained in such Section in a reasonable manner as determined by the Company and the Principal Shareholders.

3.4 Additional Payment.

(a) The Company shall be eligible to receive an additional payment (the “EBIDTA Payment”) based upon the aggregate EBITDA of the Acquired Business for the period beginning on the Closing Date and ending on the four (4) year anniversary of the Closing Date (the “EBITDA Period”), which amount of EBITDA shall be calculated by the Company as soon as reasonably practicable after the expiration of the EBITDA Period and which payment shall be calculated in the following manner:

(i)           if the aggregate EBITDA of the Acquired Business is equal to or greater than $62,400,000 but less than $76,400,000 for the EBITDA Period, Purchaser will make a payment to the Company in the amount of the Threshold EBITDA Payment; and

(ii)           if the aggregate EBITDA of the Acquired Business is equal to or greater than $76,400,000 for the EBITDA Period, Purchaser will make a payment to the Company in the amount of the Maximum EBITDA Payment.

(b) During the EBITDA Period, Parent and Purchaser shall operate the Acquired Business in accordance with the following principles, and the March 31, 2013 Financial Statements and the EBITDA Schedule required to be prepared and calculations required to be made pursuant to this Section 3.4 shall be prepared and calculated in accordance with the following terms and conditions:

(i)           The separate existence of Purchaser shall be maintained and Purchaser shall operate the Acquired Business in a commercially reasonable manner consistent with past practice.

(ii)           The books and records of Purchaser shall be maintained as standalone businesses (separate from Parent and its Affiliates) and prepared in accordance with GAAP.

(iii)           For purposes of calculating EBITDA of the Acquired Business and preparing the EBITDA Schedule, Purchaser shall not allocate or charge to the Acquired Business (A) corporate overhead, consulting, administrative, management or advisor fees, charges or expenses, (B) any extraordinary, non-recurring expenses, (C) fees, charges and expenses related to financing arrangements, (D) compensation expenses attributable to equity awards granted to employees of the Acquired Business and other third parties providing services to the Acquired Business, or (E) any expenses incurred by Parent and/or its Affiliates (other than Purchaser) in connection with providing services to the Acquired Business; provided further, that (1) items of income or expense attributable to the operation of any portion of the Acquired Business that is acquired by Purchaser after the Closing Date through the purchase of any business enterprise, division or line of business that would otherwise be included within the calculation of EBITDA shall be excluded from the calculations contemplated by this Section 2.6; (2) if after the Closing Date (y) Purchaser sells, leases, transfers or otherwise disposes of assets (other than sales of assets in the ordinary course of business), or (z) Purchaser shuts down or discontinues any current division or line of business, then in each case Purchaser and the Company shall agree on a fair and reasonable adjustment to the EBITDA calculation to reflect the impact of such transaction (and if unable to agree thereon shall submit such matter to the Arbitrating Accountant for resolution, as soon as possible and, if practicable, prior to the consummation of such transaction) on a basis consistent with the procedures set forth in this Section 3.4; (3) expenses of integrating the Acquired Business (including travel-related expenses) shall not be included as expenses of the Acquired Business; and (4) there shall be no allocation of expenses to the Acquired Business to the extent that such expenses constitute Losses for which any Purchaser Indemnified Party receives indemnification hereunder or reimbursement pursuant to any applicable insurance policy or by any third party.  Notwithstanding the foregoing, the charges, expenses, fees and other amounts set forth on Section 3.4(a) of the Disclosure Schedule may be allocated or charged to the Acquired Business for such purposes, provided that such charges or allocations are made in good faith and consistent with Parent’s past practices with respect to its other businesses and Affiliates.

(iv)           Parent and Purchaser shall not cause or permit the sale of any products or services currently sold or provided by the Acquired Business to be diverted to, made or provided by, Parent or any of its Affiliates (other than Purchaser).

(c) As soon as reasonably practicable after the expiration of the EBITDA Period, Purchaser shall cause to be prepared and delivered to the Company a schedule (the “EBITDA Schedule”) setting forth the computations of and a copy of the financial information used in making the computations for EBITDA of the Acquired Business for the EBITDA Period, including information in sufficient detail as to reasonably allow the Company to understand such calculations.  Such calculations shall be performed by Purchaser using financial information prepared and recorded in accordance with GAAP.  In connection with its review of the EBITDA Schedule, Purchaser shall give the Company direct access to the financial statements, books, records, work-papers, personnel, documents, and reports created or prepared by Purchaser with respect to the Acquired Business as requested by the Company for such purpose, provided, that any such access shall be conducted at reasonable times and in such a manner as to not interfere with the normal operation of the business of the Purchaser.  Upon receipt of the EBITDA Schedule, the Company shall be entitled to review the calculations and the financial statements, books, records, work-papers and other materials requested by the Company, and, within sixty (60) days thereof, shall advise Purchaser in writing if the Company disagrees with such calculations (the “Dispute Notice”).  If the Company so objects to Purchaser’s computation of such EBITDA, then the Company and Purchaser shall attempt through negotiation to resolve any such disputed items within thirty (30) days following receipt of the Dispute Notice.  If the Company and Purchaser agree in writing on the resolution of all such disputed items, such resolution shall be conclusive and binding on all of the Parties hereto.  If the Company and Purchaser are unable to resolve all disputed items within such thirty (30) day period, then the Company and Purchaser shall mutually agree on the selection of an independent certified public accounting firm (the “Arbitrating Accountant”) to determine the amount of any such remaining disputed items as promptly as possible.  If the Company and Purchaser cannot agree on the selection of the Arbitrating Accountant, then the Company and Purchaser shall each select an independent certified public accounting firm.  Such accounting firms shall then mutually agree on the selection of an Arbitrating Accountant.  The written resolution of the remaining disputed items by the Arbitrating Accountant shall be final and binding upon and nonappealable by the Parties hereto. Judgment may be entered based upon the determination of the Arbitrating Accountant in any court having jurisdiction over the party against which such determination is to be enforced.  Notwithstanding anything to the contrary contained herein, the Arbitrating Accountant’s engagement pursuant hereto shall be limited solely to resolving the remaining disputed items initially set forth in the Dispute Notice and not otherwise previously resolved by the Parties hereto. The scope of the disputes to be resolved by the Arbitrating Accountant shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with the procedures and standards set forth in this Section 3.4 and the Arbitrating Accountant is not to make any other determination.  The Arbitrating Accountant’s decision shall be based solely on written submissions by Purchaser and the Company and their respective representatives and not by independent review.  The Arbitrating Accountant may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party.  With respect to the resolution of disputes submitted to the Arbitrating Accountant regarding the computation of EBITDA hereunder, the fees, costs and expenses of the Arbitrating Accountant shall be borne by (i) Purchaser if the Arbitrating Accountant determines that EBITDA of the Acquired Business is in an amount such that an EBITDA payment is payable to the Company, or (ii) the Company and the Principal Shareholders (jointly and severally) if the Arbitrating Accountant determines that EBITDA of the Acquired Business is in an amount such that an EBITDA payment is not payable to the Company; provided, however, that the fees, costs and expenses of the Arbitrating Accountant shall be borne by the Company and the Principal Shareholders (jointly and severally) in the event that Purchaser claims that it is only obligated to make the Threshold EBITDA Payment and the Company claims that Purchaser is obligated to make the Maximum EBITDA Payment and the Arbitrating Accountant determines that EBITDA of the Acquired Business is in an amount such that Purchaser is only obligated to make the Threshold EBITDA Payment.

(d) Purchaser shall make any payment required by Section 3.4(a) promptly following the final determination of the EBITDA of the Acquired Business for the EBITDA Period pursuant to Section 3.4(c), such payment to be made through wire transfer of immediately available funds to an account designated by the Company for such purpose.  Purchaser, the Company, and the Principal Shareholders agree that a portion of the EBITDA Payment shall be treated as interest for federal income Tax purposes under applicable Treasury Regulations.  Upon determination of the amount of the EBITDA Payment, the Company shall prepare a schedule of the portion of the EBITDA Payment that shall be treated as interest for Purchaser’s review and comment.

SECTION 4.	Representations and Warranties of the Company

In order to induce Purchaser to enter into this Agreement and consummate the Transactions, the Company and the Principal Shareholders, jointly and severally, hereby make to Purchaser the representations and warranties contained in this Section 4.  Such representations and warranties are subject to the qualifications and exceptions set forth in the disclosure schedule delivered to Purchaser pursuant to this Agreement (the “Disclosure Schedule”).  The Disclosure Schedule is qualified in its entirety by reference to the specific provisions of this Agreement and nothing in the Disclosure Schedule is intended to broaden the scope of any representation, warranty, covenant or agreement contained in this Agreement or to create any representation, warranty, covenant or agreement on the part of the Company or any Principal Shareholder.  Any matter, information or item disclosed in the Disclosure Schedule delivered under any specific representation, warranty or covenant or Schedule number contained in this Agreement shall be deemed to have been disclosed in response to any other representation, warranty or covenant in this Agreement to the extent (and only to the extent) that it is reasonably apparent on its face that such disclosure is applicable with respect to such other representation, warranty or covenant.  The inclusion of any matter, information, item or other disclosure set forth in any schedule or section of the Disclosure Schedule shall not be deemed to constitute an admission of any liability of the Company or any Principal Shareholder to any third party.  All references in this Agreement to the “knowledge” or “awareness” of the Company are deemed to mean the actual knowledge of the Principal Shareholders, in each case after due inquiry.

4.1 Organization and Company Power.  The Company is a corporation, duly organized, validly existing and in good standing under the Laws of Texas, and is duly qualified or registered to do business as a corporation and in good standing in all jurisdictions in which the character or location of the assets owned by it or the nature of the business being conducted by it requires licensing or qualification. The jurisdictions in which the Company is qualified or licensed to do business are listed in Section 4.1(a) of the Disclosure Schedule. The Company has all required corporate power, and authority to own, lease, or otherwise hold its assets (including the Purchased Assets) and to carry on its business as conducted during the previous 12 months and as presently conducted, to execute, deliver and perform this Agreement and the Transaction Documents to which it is a party and to carry out the Transactions.

4.2 Authorization and Non-Contravention.  This Agreement is, and, upon execution and delivery by the Company pursuant to the terms hereof, all Transaction Documents required to be executed and delivered by the Company pursuant hereto at Closing will be, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to the effect, if any, of (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) general principles of equity, including Laws governing specific performance, injunctive relief and other equitable remedies, whether considered in an Action at Law or in equity (collectively, the “Bankruptcy and Equity Exception”).  The execution, delivery and performance of this Agreement and all Transaction Documents to be executed, delivered and performed by the Company pursuant hereto, and the performance by the Company of the other Transactions contemplated to be performed by the Company have been duly authorized by all necessary corporate action of the Company, and no other proceedings on the part of the Company are necessary to authorize or approve this Agreement and the Transaction Documents.  Except as set forth in Section 4.2 of the Disclosure Schedule, the execution, delivery and performance by the Company of all Transaction Documents executed, delivered and performed by the Company pursuant hereto, and the performance by the Company, of the other Transactions contemplated to be performed by the Company do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of certificate of formation, bylaws, shareholders’ agreement or similar organizational document of the Company or cause the creation of any Encumbrance upon any of its assets (including the Purchased Assets); (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any Order applicable to the Company; (iii) require from the Company any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other Person; or (iv) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any (A) Material  Contract to which the Company is a party or by which the Company or any of its assets (including the Purchased Assets) are bound or (B) Permit; provided, however, that no representation or warranty is made in the foregoing clauses (ii) or (iii) with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.3 Company Records.  The Company has heretofore made available to Purchaser true and complete copies of the articles of incorporation and by-laws (or similar organizational documents), as amended to and including the date hereof, of the Company.

4.4 Capitalization.

(a) All of the shares of the Company’s capital stock, par value $1.00 per share (the “Shares”) are owned beneficially and of record by the shareholders listed on Exhibit C (the “Shareholders”) and in the amounts set forth in Exhibit C.  All of the outstanding Shares of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable, without giving rise to preemptive rights of any kind.  Except as set forth in Section 4.4(a) of the Disclosure Schedule, as of the date hereof there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, Contracts, arrangements or commitments of any kind relating to the issuance or sale of, or outstanding securities convertible into or exercisable or exchangeable for, any Shares or other equity interests, of the Company.

(b) As of the Closing, other than rights expressly set forth herein or in Section 4.4(b) of the Disclosure Schedule, there are no documents, instruments or Contracts relating to the voting of the voting securities of the Company or restrictions on the transfer of any Shares or other equity interests of the Company.

4.5 Subsidiaries; Investments.  The Company does not own or control, directly or indirectly, any equity interest in any other Person.  The Company has not made any investment in or holds any equity interest in or has any outstanding loan or advance to or from, any Person, including, without limitation, any Affiliate of the Company.

4.6 Financial Statements.

(a) Attached hereto as Section 4.6 of the Disclosure Schedule are copies of (i) the Company’s unaudited balance sheet for the fiscal year ended December 31, 2010 and the related unaudited statement of income and cash flows for such fiscal year then ended, with a report thereon by the independent certified public accountants of the Company (ii) the Company’s unaudited balance sheet for fiscal year  ended December 31, 2011 and the related unaudited statements of income and cash flows for such fiscal year then ended (collectively, the “Financial Statements”).  Attached hereto as Section 4.6 of the Disclosure Schedule are copies of the Company’s interim unaudited balance sheet as of March 31, 2012 (the “Interim Balance Sheet”) and the related unaudited statements of income and cash flows for the three (3) months then ended.  Except as described in Section 4.6 of the Disclosure Schedule, the Financial Statements and the Interim Balance Sheet were prepared in accordance with Company

 Accounting Practices applied on a consistent basis, and fairly present in all material respects the assets, liabilities, financial condition, results of operations and cash flows of the Company as of the dates thereof and for the periods shown therein, subject to the absence of footnotes and to normal and recurring year end adjustments in the case of any such financial statements that are unaudited.  The Company has not entered into any transactions involving the factoring of receivables, synthetic leases, off balance sheet research and development arrangements or the use of special purpose entities for any off balance sheet activity.  Except as set forth in Section 4.6 of the Disclosure Schedule, since December 31, 2009, there has been no change in any of the significant accounting policies, practices or procedures of the Company.

(b) Except as set forth in Section 4.6(b) of the Disclosure Schedule the Company has no liabilities or obligations of any nature that are required by Company Accounting Practices to be reflected or reserved against in a balance sheet of the Company, except liabilities or obligations (x) set forth on the Interim Balance Sheet, the Financial Statements, or the Final Financial Statements, (y) incurred after March 31, 2012 in the ordinary course of business, or (z) as would not, individually or in the aggregate, result, or reasonably be expected to result, in a Material Adverse Effect.

(c) Section 4.6(c) of the Disclosure Schedule sets forth a schedule of all Company Indebtedness, including, without limitation, the identity of the lender and borrower and the principal amount of such Company Indebtedness.

4.7 Absence of Certain Developments.  Since December 31, 2011, except as set forth in Section 4.7 of the Disclosure Schedule, there has not been:

(a) any adverse change in the business, financial condition or results of operations of the Company, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or could be reasonably expected to have a Material Adverse Effect;

(b) any Encumbrance placed on any of the properties of the Company, other than Permitted Encumbrances;

(c) any purchase, sale or other disposition, or any Contract or other arrangement for the purchase, sale or other disposition, of any assets of the Company, including any of the Intellectual Property Rights owned or used by the Company in its business, involving any such assets with an aggregate value of $50,000, other than the sale of inventory by the Company in the ordinary course of business;

(d) any material change in (x) the compensation payable or to become payable by the Company, to any of its officers or employees, any loans or advances made by the Company to any of its officers, directors, shareholders or employees (except expense allowances payable to officers or employees in the ordinary course of business), or (y) any bonus arrangements made to or with any of such officers or employees or any establishment or creation of any employment Contract, any deferred compensation or severance arrangement or employee benefit plan with respect to such Persons, or the amendment of any of the foregoing;

(e) any change in collection policies, pricing policies or payment policies of the Company;

(f) any termination of any material Contract or business arrangement to which the Company was a party or by which the Company or any of the assets of the Company, were bound, other than pursuant to the anticipated expiration of the term of any such Contract;

(g) any strike or other material labor dispute or threatened strike or material labor dispute involving employees of the Company;

(h) any material casualty, loss, damage or destruction (whether or not covered by insurance) of any of the assets of the Company in excess of $50,000;

(i) any commitment to make any capital expenditures in excess of $50,000, other than in the ordinary course of business; or

(j) any amendment, modification, renewal, renegotiation or termination of any Contract or default in any material respect (or taken or omitted to take any action that, with or without the giving of notice or passage of time or both, could constitute a default in any material respect) in any of its obligations under any Material Contract;

(k) any change in Tax accounting methods or period of accounting;

(l) with respect to the ownership or operation of the Purchased Assets: (i) any change or rescission of any material Tax election,  (ii) entry into any closing Contract relating to Taxes, (iii) waiver or extension of the statute of limitations in respect of Taxes, or (iv) settlement or compromise any material Tax liability, or (v) surrender of any right or claim for a Tax refund;

(m) any (i) cancellation, compromise, waiver, or release of any right or claim (or series of related rights and claims) involving more than $50,000 and outside the ordinary course of business, or (ii) cancellation or forgiveness of any material indebtedness for borrowed money owed to the Company;

(n) any entry into any joint venture, partnership or similar Contract;

(o) any delay or postponement of the payment of accounts payable and other liabilities involving more than $50,000;

(p) any grant of any material license or sublicense of any rights under or with respect to any of the Intellectual Property Rights owned or used by the Company in its business, disposition of or permission granted to lapse any rights to the use of any such Intellectual Property Rights or disclosure of any material Intellectual Property Rights not a matter of public knowledge, except for any such disclosure required by applicable Law or judicial process; or

(q) any Contract or understanding whether in writing or otherwise, for the Company to take any of the actions specified in clauses (a) through (p) above.

4.8 Certain Transactions and Interests. Except as set forth in Section 4.8 of the Disclosure Schedule, (i) there are no, and since December 31, 2011 there have been no, loans, leases or other Contracts or transactions between the Company and any Affiliate of the Company, (ii) no Affiliate of the Company has any material interest in any Purchased Assets, (iii) the Company has no liabilities or obligations to any Shareholder or any other Affiliate of the Company, and (iv) none of the Shareholders or such Affiliates has any liabilities or obligations to the Company.

4.9 Properties. The Company does not own any real property (“Real Property”).  Section 4.9 of the Disclosure Schedule lists all of the real property which the Company leases, subleases or otherwise uses in its business and designates any leasehold interests therein (“Real Property”).    To the knowledge of the Company, all such leases are valid, binding and enforceable, subject only to such exceptions as are not, individually or in the aggregate, material to the business of the Company and except as the enforceability thereof may be limited by the Bankruptcy and Equity Exception.  The Company has performed all material obligations required to be performed by it under such leases.  To the Company’s knowledge, each other party to such leases has performed all material obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, such leases, and to the knowledge of the Company no event has occurred which, with due notice or lapse of time or both, would constitute such a default.  There is no action pending, or to the knowledge of the Company threatened, that would materially interfere with the quiet enjoyment by the Company of any such leasehold.

4.10 Title to Property; Encumbrances; Condition and Sufficiency of Purchased Assets.

(a) Except as set forth on Section 4.10 of the Seller Disclosure Schedule, the Company has good and marketable title, free of Encumbrances other than Permitted Encumbrances, to all of the Purchased Assets.

(b) Except as set forth on Section 4.10 of the Seller Disclosure Schedule, in all material respects the Purchased Assets are in good operating condition and repair and are usable in the ordinary course of business, ordinary wear and tear accepted, and to the knowledge of the Company there are no facts or conditions affecting the Purchased Assets which could, in the aggregate, interfere with the use or operation thereof as currently used or operated, or their adequacy for such use. As of the Closing, the Purchased Assets constitute all tangible and intangible assets and rights necessary for the normal operation of the Business, and at levels of activity and productivity, consistent with the manner and levels at which such business has been conducted by the Company during the previous 12 months.  Except as set forth on Section 4.10 of the Seller Disclosure Schedule, no Shareholder or any Affiliate of such Shareholder provides any services to the Company, necessary to operate the business of the Company in a manner, and at levels of activity and productivity, consistent with the manner and levels at which such business has been conducted by the Company, during the previous 12 months.

4.11 Tax Matters.

(a) The Company has filed or caused to be filed in a timely manner all material Tax Returns required to be filed by or with respect to the ownership or operation of the Purchased Assets on or prior to the Closing Date, and paid in full all material Taxes owed by the Company with respect to the ownership or operation of the Purchased Assets, for all taxable periods (or portions thereof) ending on or prior to the Closing Date.  All such Tax Returns are correct and complete in all material respects.  The Company is not presently the beneficiary of any extension of time within which to file any Tax Return with respect to the ownership or operation of the Purchased Assets.  No claim, or notice of a claim, has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction with respect to the ownership or operation of the Purchased Assets.  There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Purchased Assets.

(b) The Company is not a party to any Action, nor is any such Action threatened by any Governmental Authority for the assessment or collection of any Taxes with respect to the ownership or operation of the Purchased Assets, and no claim for the assessment or collection of any Taxes has been asserted against the Company  with respect to the ownership or operation of the Purchased Assets that has not been settled with all material amounts due having been paid. The Company nor any officer, director or employer responsible for Tax matters of the Business has reason to believe or personal knowledge that any authority will propose or assess any additional Taxes with respect to the  with respect to the ownership or operation of the Purchased Assets.

(c) The Company has withheld and paid, and will withhold and pay prior to the Closing Date, proper and accurate amounts of Taxes from its employees, independent contractors, creditors, shareholders and other third parties in compliance in all material respects with all withholding and similar provisions of any Tax laws and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d) The Company has not waived any statute of limitations in respect of Taxes related to the ownership or operation of the purchased Assets, nor agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the ownership or operation of the Purchased Assets.

(e) The Company has delivered to Purchaser true, correct and complete copies of all Tax Returns related to the ownership or operation of the Purchased Assets filed by or on behalf of the Company for all completed Tax years of the Company that remain open for audit or review by the relevant Governmental Authority.

(f) The Company has not been notified that either the IRS or any other Governmental Authority has raised any issues, or notified the Company of an intent to raise such issues, in connection with any Tax Return related to the ownership or operation of the Purchased Assets.

4.12 Certain Contracts and Arrangements. Except as set forth in Section 4.12 of the Disclosure Schedule (with true and correct copies of each Contract referred to therein provided to Purchaser), the Company is not a party nor subject to or bound by:

(a) any Contract involving a potential commitment or payment by the Company in excess of $50,000;

(b) any Contract containing covenants limiting in any respect the freedom of the Company to compete in any line of business or with any Person or entity or engaging in any particular business activities;

(c) any Contract relating to the licensing, distribution, development, or sale to any other Person of any of the Intellectual Property Rights owned or used by the Company in its business;

(d) any indenture, mortgage, promissory note, loan agreement, guaranty or other Contract or commitment for borrowing or any pledge or security Contract, except for credit with vendors in the ordinary course of business;

(e) any pension, profit sharing, retirement or share option plans;

(f) any joint venture, partnership, manufacturer, development or supply Contract or Contract which involves a sharing of revenues, profits, losses, costs or liabilities by or of the Company with any other Person;

(g) any Contracts between the Company, on the one hand, and the Company’s Affiliates, on the other hand; or

(h) any collective bargaining Contract or other Contract with any labor union or other employee representative of a group of employees.

All Contracts listed in Section 4.12 of the Disclosure Schedule (collectively “Material Contracts”) are, to the knowledge of the Company, valid and are in full force and effect and constitute legal, valid and binding obligations of the Company and, to the knowledge of the Company, and, assuming the other parties thereto have validly authorized, executed and delivered such Material Contracts, are enforceable in accordance with their respective terms subject to the Bankruptcy and Equity Exception.  The Company has no knowledge of any notice or threat to terminate, cease performance of, or amend in any manner materially adverse to the Company any such Material Contracts.  Except as set forth in Section 4.12 of the Disclosure Schedule, the Company is not in breach of or default under any such Material Contract, and, to the Company’s knowledge, each other party to the Material Contracts has performed all obligations required to be performed by it to date under, and is not in material default or breach of the Material Contracts, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, in each case except for such breaches, defaults and events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company.

4.13 Intellectual Property.

(a) Section 4.13 of the Disclosure Schedule contains a complete and accurate list of all material Intellectual Property Rights owned by the Company that is registered, issued or subject to a pending application for registration or issuance.  Except as set forth in Section 4.13 of the Disclosure Schedule:

(1) the Company owns all right, title and interest in and to, or possesses valid licenses or other rights to use, all material Intellectual Property Rights necessary for the operation of the business of the Company as presently conducted;

(2) to the knowledge of the Company, the material Intellectual Property Rights of the Company currently used to conduct the business of the Company do not infringe upon or otherwise violate any Intellectual Property Rights of others, and there are no unresolved pending or, to the Company’s knowledge, threatened actions or claims that allege that the Company has infringed or otherwise violated the Intellectual Property Rights of any third party;

(3) no third party is, to the knowledge of the Company, infringing on or otherwise violating the Intellectual Property Rights of the Company currently used to conduct the business of the Company;

(4) the Company is not a party to any Contracts or Orders that in any way limit or restrict any Intellectual Property Rights that the Company owns and/or currently uses to conduct its business in any material respect; and

(5) the Company has not received any notice alleging that the Company has violated or, by conducting its business, could violate any third party rights or that any of the material Intellectual Property Rights that the Company owns and/or currently uses to conduct its business is invalid or unenforceable.

(b) For purposes of this Agreement, “Intellectual Property Rights” shall mean all intellectual property rights, including patents, trademarks, trade names, service marks, trade dress, logos, designs, devices, domain names and the goodwill connected with the foregoing, copyrights, software, databases, mask works, know-how, technical information, trade secrets, processes, formulae, franchises, licenses, inventions, discoveries, technical advances, designs or design protocols, instructions, drawings, blueprints, specifications, marketing materials, all documentation and media constituting, describing or relating to the foregoing, including manuals, memoranda and records, and any registrations or applications relating to any of the foregoing.

4.14 Litigation.  Except as set forth in Section 4.14 of the Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened against the Company, nor to the knowledge of the Company does there exist any fact which would reasonably be expected to give rise to any such Action, that  individually or in the aggregate, would reasonably be expected to be material to the operation of the business of the Company.  Except as set forth in Section 4.14 of the Disclosure Schedule, the Company is not subject to any unsatisfied Order with respect to any aspect of the business of the Company or the Purchased Assets. With respect to the business of the Company and except as disclosed in Section 4.14 of the Disclosure Schedule, neither the Company nor, to the knowledge of the Company, any officer, director, manager, shareholder or key employee of the Company, has received any legal demand letter, or to the knowledge of the Company, is the subject of any administrative inquiry or formal or informal complaint or legal claim from any Governmental Authority or other Person that includes any allegations alleging any violation of the Law by the Company that  individually or in the aggregate, would reasonably be expected to be material to the operation of the business of the Company.

4.15 Labor Matters.  Section 4.15 of the Disclosure Schedule contains a true and complete list as of the date hereof of (i) the current employees employed by the Company and their date of hire, (ii) the rate of all compensation paid by the Company to each such employee in calendar year 2011 (and to the extent different from the rate of all compensation paid by the Company to each such employee in calendar year 2011, the rate of all compensation paid by the Company to each such employee in calendar year 2012) plus any bonus, contingent or deferred compensation related to calendar year 2010, and (iii) all current employees that have entered into written employment agreements with the Company.  The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company as of the date hereof or amounts required to be reimbursed to such employees.  There are no Actions pending, or to the knowledge of the Company, threatened, alleging a breach by the Company of any employment Contract or a violation of any employment Law, (including but limited to, all applicable wage and hour and anti-discrimination Laws), that could reasonably be expected to result in a Material Adverse Effect.  There are no (i) pending or, to the knowledge of the Company, threatened labor strikes, disputes or grievances, slowdowns, picketing or work stoppages, or representation or certification campaigns with respect to employees of the Company or affecting the business of the Company and to the Company’s knowledge, no event has occurred that could reasonably be expected to give rise to any such strike, dispute, grievance, slowdown, picketing, work stoppage or campaign; (ii) pending or threatened grievance or arbitration proceedings, letter Contracts or settlement Contracts arising out of collective bargaining Contracts to which the Company is a party or (iii) pending or threatened unfair labor practice charges.  No labor union, trade union or similar organization currently represents the employees of the Company, and to the knowledge of the Company, no labor union, trade union, or similar organization, or any employees of the Company have taken any action with respect to organizing the employees of the Company.  There have not been any plant closings, mass layoffs or other employee terminations by the Company which would create any obligations upon or liabilities for the Company under the Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN") or other relevant laws within the previous four (4) years or the applicable statute of limitations under such laws, whichever period of time is longer.  There are no pending or, to the knowledge of the Company, threatened charges or complaints with respect to the senior management or key employee of the Company, and, no such senior manager or key employee has resigned since December 31, 2011 or, to the knowledge of the Company, threatened to resign.

4.16 Employee Benefit Programs.

(a) Other than the Employee Benefit Programs identified in Section 4.16 of the Disclosure Schedule, neither the Company nor any other entity under common control with the Company under Section 414(b), (c), (m) or (o) of the Code, or Section 4001 of ERISA (each such entity, an “ERISA Affiliate”), maintains, sponsors or contributes to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, paid time off, severance, consulting, incentive, commission, payroll, retention, change in control, fringe benefit, profit sharing, retirement, welfare, noncompetition, disability, death benefit, hospitalization or insurance plan, or other plan, Contract, or arrangement providing compensation or benefits to any present or former employee or contractor of the Company (an “Employee Benefit Program”).  The terms and operation of each such Employee Benefit Program comply and have heretofore complied in all material respects with their terms and with all applicable Laws.  There are no material unfunded obligations of the Company under any Employee Benefit Program that have not been accrued unless such accrual is not necessary under GAAP.  Except as described in Section 4.16 of the Disclosure Schedule, the Company has not maintained, contributed to or promised any Employee Benefit Program providing or promising any health or other welfare benefits to employees after their employment terminates other than as required by part 6 of subtitle B of Title I of ERISA.  With respect to any Employee Benefit Program, to the knowledge of the Company, there has occurred no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any duty under ERISA or other applicable Law that could result, directly or indirectly, in any Taxes, penalties or other liability to the Company.  No Action or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any such Employee Benefit Program.

(b) Each Employee Benefit Program that has ever been maintained by the Company and that has been intended to qualify under Section 401(a) or 501(c)(9) of the Code has been determined by the IRS or pursuant to regulations, notices, rulings or other IRS pronouncements to be so qualified, or is maintained pursuant to a valid volume submitter or prototype document. To the knowledge of the Company, each such Employee Benefit Program has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Benefit Program through and including the Closing Date (or, if earlier, the date that all of such Employee Benefit Program’s assets were distributed).  To the knowledge of the Company, no event or omission has occurred which could cause any such Employee Benefit Program to lose its qualification under the applicable Code section. Except as set forth in Section 4.16 of the Disclosure Schedule, the Company has not maintained any Employee Benefit Program which has been or could be subject to Title IV of ERISA or Code Section 412, including, but not limited to, any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA).

(c) The execution and delivery by the Company of this Agreement does not, and the consummation of the other Transactions and compliance with the terms hereof (whether alone or in combination with any other event) will not, (A) entitle any current or former employee or director or shareholder of the Company to severance pay, (B) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Benefit Program or (C) result in any breach or violation of, or a default under, any Employee Benefit Program.

(d) The Company is not a party to any Contract or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law).  The Company has not been a United States real property holding Company within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

4.17 Permits; Compliance with Laws.  Except as set forth in Section 4.17 of the Disclosure Schedule, the Company has all material franchises, authorizations, approvals, Orders, consents, licenses, certificates, permits, registrations, qualifications or other rights and privileges (collectively “Permits”) necessary to permit it to own its property and to conduct its business as it is presently conducted and all such Permits are valid and in full force and effect in all material respects.  The Company is currently in compliance with all applicable Laws and Permits and is not aware of any past or current violations of any such Laws or Permits, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company, taken as a whole.  The Company has not received any written notice or other indication with respect to the suspension, cancellation or termination of any of such material Permits or the assessment of any fines or penalties relating thereto, and to the knowledge of the Company, no suspension, cancellation or termination of any of such Permits or the assessment of any fines or penalties relating thereto is threatened or imminent.

4.18 Environmental Matters.  Except as set forth in Section 4.18 of the Disclosure Schedule:

(a) the operation of the business of the Company and all Purchased Assets and Real Property are in material compliance with all applicable Environmental Permits and Environmental Laws;

(b) (i) the Company has obtained and currently maintains in full force and effect all material Environmental Permits necessary for its operations, (ii) there are no Actions pending or, to the Company’s knowledge, threatened to revoke or amend such Environmental Permits, (iii) to the knowledge of the Company, the Transactions will not result in the termination, revocation or material change to the terms and conditions of the Environmental Permits held by the Company and (iv) the Company has not received any notice from any Governmental Authority or from any other Person that there is lacking any material Environmental Permit or condition under any existing Environmental Permit required for the current business of the Company;

(c) there are no Actions pending or, to the Company’s knowledge, threatened against the Company alleging the material violation of, or material liability under, any Environmental Law or Environmental Permit;

(d) the Company has not filed any notice under any Environmental Law indicating treatment, storage, handling or disposal of Hazardous Material or reporting a Release or threatened Release of Hazardous Material in the past five years;

(e) the Company is not subject to any Order from, or any Contract with, any Governmental Authority or other Person, or to the knowledge of the Company any investigation by a Government Authority respecting (i) Environmental Laws, (ii) Remedial Action or (iii) the Release or threatened Release of any Hazardous Material;

(f) the Company  is not currently the subject of any Environmental Claim threatened by a Governmental Authority or any person with respect to the Company, the Purchased Assets or the Real Property;

(g) To the knowledge of the Company, all real property currently or, formerly, owned, operated or leased by the Company is free of material contamination by or from any Hazardous Materials in amounts or at concentrations exceeding those allowed by or giving rise to liability or an obligation to report to a Governmental Authority under Environmental Laws;

(h) To the knowledge of the Company, there is not now on, in or under real property currently owned, leased or operated by the Company (i) any underground storage tanks or above-ground storage tanks, (ii) any asbestos-containing materials, (iii) any polychlorinated biphenyls or (iv) any radioactive substances;

(i) To the knowledge of the Company, there have not been any Releases of Hazardous Materials at, on, above, under or adjacent to (i) current properties owned, operated, or leased by the Company, (ii) off-site locations to which the Company has shipped Hazardous Materials for treatment, storage, handling or disposal, or (iii) property subject to Contract service by the Company, which Release(s) may reasonably give rise to material liability by the Company under Environmental Law;

(j) the Company has furnished all environmental assessments, reports and data related to currently or, to the knowledge of the Company, formerly, owned, operated or leased facilities in its possession or in the possession of its Representatives; and

(k) to the knowledge of the Company, there are no Environmental Conditions nor any facts, circumstances, occurrences or conditions associated with the current or former owned, leased or operated properties, assets, operations or activities of the Company that could reasonably by expected to give rise to any Environmental Claims or to an other Actions, claims, liability or obligations under Environmental Law.

For purposes of this Agreement:

“Environmental Claim” shall mean any of the following in writing: allegation, notice of violation, action, claim, lien, demand, abatement or other Order or directive (conditional or otherwise) by any Governmental Authority or any other Person (including any employee or former employee of any contractor or subcontractor of the Company) for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment (including natural resources), nuisance, pollution, contamination, trespass or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (i) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Material, odor or audible noise in, into or onto the environment (including, without limitation, the air, soil, subsurface soil, surface water, surface water sediments, or ground water) at, in, by, from or related to the Company’s Real Property or any other property currently or formerly owned, operated or leased by the Company or any activities or operations thereof; (ii) the transportation, handling, storage, treatment or disposal of Hazardous Materials in connection with the Company’s Real Property or any other property currently or formerly owned, operated or leased by the Company or the operation of the business of the Company; (iii) the violation, or alleged violation, of any Environmental Laws or Environmental Permits relating to environmental matters connected with the Company’s Real Property or any other property currently or formerly owned, operated or leased by the Company or the operation of the business of the Company; or (iv) any contractual or other obligation to any other Person for or in connection with liability under Environmental Law.

“Environmental Law” shall mean any applicable civil or criminal federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, Permit or other requirement relating to the environment, natural resources, or public and employee health and safety as applicable and in effect at the Effective Time and includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 2601, et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136, et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Federal Safe Drinking Water Act, 42 U.S.C. § 300F, et seq., and the Occupational Safety and Health Act, 29 U.S.C. §651, et seq., as such laws have been amended, supplemented or interpreted by courts of competent jurisdiction, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

“Environmental Permit” shall mean any Permit required, obtained or issued under any applicable Environmental Law.

“Hazardous Material” shall mean any substance, material, physical agent, or waste which is regulated by any Governmental Authority, including, without limitation, any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, which includes, but is not limited to, petroleum, petroleum products (including crude oil and any fraction thereof), asbestos, asbestos-containing materials, lead, radon, ionizing and non-iodizing radioactive materials and substances, mold, urea formaldehyde and polychlorinated biphenyls.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the indoor or outdoor environment (including without limitation the air, soil, subsurface soil, surface water, surface water sediments, or ground water) or into or out of any property.

“Remedial Action” shall mean all actions, including, without limitation, any capital expenditures, required or voluntarily taken to (i) clean up, mitigate, respond to, remove, treat, or in any other way address any Hazardous Material; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care required by Environmental Laws or Environmental Permits; or (iv) bring facilities on any property owned, operated or leased by the Company and the facilities located and operations conducted thereon into compliance with all Environmental Laws and Environmental Permits.

The representations and warranties set forth in this Section 4.18 are the exclusive representations and warranties made by the Company and the Principal Shareholders with respect to Environmental Claims and matters arising under or pursuant to Environmental Laws.

4.19 Customers and Strategic Partners.  Section 4.19 of the Disclosure Schedule sets forth the name of each of the top ten customers of the Company by revenue for the twelve months ended as of December 31, 2011 and March 31, 2012 (the “Customers”) together with the names of any Persons with which the Company has a material strategic relationship relative to the sale of such Person’s products or services to customers of the Company pursuant to a master purchase agreement or other similar agreement (“Strategic Partners”).  Except as set forth on Section 4.19 of the Disclosure Schedule, within the last twelve months, no Customer or Strategic Partner has (i) canceled or otherwise terminated its relationship with the Company, (ii) materially decreased its usage, purchase, pricing terms or any other material term of the services of the Company, or (iii) to the knowledge of the Company, any plan or intention to do any of the foregoing.

4.20 Suppliers.  Section 4.20 of the Disclosure Schedule sets forth the name of each of the top ten suppliers to the Company by expense for the twelve months ended as of December 31, 2011 and March 31, 2012 (the “Suppliers”).  Except as set forth on Section 4.20 of the Disclosure Schedule, within the last twelve months, other than with respect to Contracts or arrangements which by their terms have expired or for which no election to renew was made, none of the Suppliers has (i) canceled, modified, or otherwise terminated its relationship with the Company, (ii) materially decreased its services, supplies or materials to the Company, (iii) materially changed its pricing terms or any other material term, or (iv) to the knowledge of the Company, any plan or intention to do any of the foregoing.

4.21 Insurance Coverage.  To the knowledge of Company, the Company has insurance policies in full force and effect for such amounts as are sufficient for compliance with all requirements of Law and of all Contracts to which the Company is a party or by which the Company or the Purchased Assets are bound.  Set forth in Section 4.21 of the Disclosure Schedule is a list of all material fire, liability, pollution, errors and omissions, directors and officers, and other insurance and all fidelity bonds and other financial assurance applicable to or currently held by the Company or the Purchased Assets, setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type of coverage and deductibles.  To the knowledge of the Company, no event has occurred, including, without limitation, the failure by the Company to give any notice or information or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any such insurance policies.

4.22 Solvency.

(a) The Company is not now insolvent and will not be rendered insolvent by any of the Transactions. As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of the Company exceeds the present fair saleable value of the Company’s assets.

(b) Immediately after giving effect to the consummation of the Transactions: the Company, (i) will be able to pay its liabilities as they become due in the usual course of its business; (ii) will not have unreasonably small capital with which to conduct its present or proposed business; (iii) will have assets (calculated at fair market value) that exceed its liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against the Company in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Company will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of the Company. The cash available to the Company after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

4.23 Certain Business Practices.

(a) The Company is, and during all times since its formation has been, in compliance with (i) the obligations and requirements of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), including the anti-bribery provisions and the accounting and record-keeping requirements set forth in the FCPA, (ii) the principles set out in the Organization for Economic Cooperation and Development Convention Combating Bribery of Foreign Public Officials in International Business Transactions and (iii) all other similar or equivalent anti-corruption or anti-bribery laws of any jurisdiction applicable to the Company (whether by virtue of the Company’s jurisdiction of organization or conduct of its business) (clauses (i), (ii) and (iii) collectively, “Anti-Corruption Laws”).

(b) Neither the Company nor, to the knowledge of the Company, any director, officer, partner, shareholder, agent, representative, consultant or other person acting for or on behalf of the Company has, at any time since its formation:

(i)           made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, (A) to (1) any “foreign official” (as such term is defined in the FCPA) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a foreign Governmental Authority, or (2) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Authority, in the case of both (1) and (2) above, in order to assist the Company to obtain or retain business for, or direct business to, the Company under circumstances which could reasonably be expected to subject the Company to liability under any Anti-Corruption Law or (B) that is otherwise illegal or improper under any Anti-Corruption Law; or

(ii)           made any fraudulent entry on the books or records of the Acquired Company.

4.24 Investment Banking; Brokerage.  Except as set forth in Section 4.24 of the Disclosure Schedule, there are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the Transactions payable by the Company or based on any arrangement or Contract made by or on behalf of the Company.

4.25 Disclosure.  To the knowledge of the Company, none of the representations and warranties made by the Company contained in this Agreement, the Transaction Documents and any other document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state a material fact necessary to be stated therein to make the statements not misleading under the circumstances under which they were or are made.

4.26 No Other Representations.  Except as and to the extent expressly set forth in this Section 4 or Section 5, neither the Company or any Principal Shareholder makes any representations or warranties whatsoever to Purchaser or any other Person, and hereby disclaim all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or any other Person (including without limitation any opinion, information, projection, or advice that may have been or may be provided to Purchaser or any other Person by any director, officer, employee, agent, consultant, or representative of the Company or any Principal Shareholder).  Without limiting the generality of the foregoing, except as and only to the extent expressly set forth in this Section 4, NEITHER THE COMPANY  NOR ANY PRINCIPAL SHAREHOLDER MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AS TO (I) THE CONDITION, REPAIR, MAINTENANCE, DESIGN, OR MARKETABILITY OF THE PURCHASED  ASSETS OR ANY PORTION THEREOF, (II) THE OPERATIONS, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE), OR PROSPECTS OF THE BUSINESS, OR (III) ANY MATERIALS OR INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER OR ANY OTHER PERSON IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, INCLUDING WITHOUT LIMITATION NO WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT, EXCEPT AS AND ONLY TO THE EXTENT EXPRESSLY SET FORTH IN THIS SECTIONN 4, PURCHASER WILL OBTAIN RIGHTS IN THE PURCHASED ASSETS IN THEIR PRESENT CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS”.  Neither the Company nor any Principal Shareholder is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking statements with respect to the Company or the Business.

SECTION 5.	Representations and Warranties of the Principal Shareholders

In order to induce Purchaser to enter into this Agreement and consummate the Transactions, each Principal Shareholder, severally and with himself only and not with respect to the other Principal Shareholder, hereby makes to Purchaser the representations and warranties specified as being made by such Principal Shareholder in this Section 5:

5.1 Authorization and Non-Contravention; Consents and Approvals.  This Agreement is, and upon execution and delivery by the respective Principal Shareholder pursuant to the terms hereof, all Contracts, documents and instruments to be executed, delivered and performed by such Principal Shareholder pursuant hereto at the Closing, as applicable, will be, valid and binding obligations of such Principal Shareholder enforceable in accordance with their respective terms, subject to the effect, if any, of the Bankruptcy and Equity Exception.  Such Principal Shareholder has full right, authority, power and capacity to enter into this Agreement and all Transaction Documents executed, delivered and performed by such Principal Shareholder and to carry out the Transactions.  Except as set forth in Section 5.1 of the Disclosure Schedule, the execution, delivery and performance by such Principal Shareholder of this Agreement and all Transaction Documents executed and delivered by such Principal Shareholder pursuant hereto and the performance by such Principal Shareholder of the Transactions do not and will not: (i) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any Order applicable to such Principal Shareholder; (ii) require from such Principal Shareholder any notice to, declaration or filing with, or consent or approval of, any Governmental Authority or other Person (including such Principal Shareholder’s spouse); or (iii) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any Contract to which such Principal Shareholder is a party or by which such Principal Shareholder is bound.

SECTION 6.	Representations and Warranties of Purchaser

In order to induce the Company and the Principal Shareholders to enter into this Agreement, Parent and Purchaser hereby jointly and severally make to the Company and the Principal Shareholders the representations and warranties contained in this Section 6:

6.1 Organization and Corporate Power.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its state of formation and has all required power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the Contracts contemplated hereby to which it is a party and to carry out the Transactions.

6.2 Authority and Non-Contravention.  Purchaser has full right, authority and power under its charter and by-laws to enter into this Agreement and the other Transaction Documents executed by Purchaser, as the case may be, pursuant hereto and to carry out the Transactions. This Agreement and the Transaction Documents executed by Purchaser pursuant hereto are valid and binding obligations of Purchaser enforceable against such Party in accordance with their respective terms, subject to the effect, if any, of the Bankruptcy and Equity Exception.  The execution, delivery and performance of this Agreement and Transaction Documents executed by Purchaser pursuant hereto have been duly authorized by all necessary action under Purchaser’s charter and by-laws.  The execution, delivery and performance by Purchaser of this Agreement and Transaction Documents to be executed and delivered by Purchaser pursuant hereto, and the performance by Purchaser of the Transactions, do not and will not: (a) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any provision of Purchaser’s organizational documents; (b) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law applicable to Purchaser; (c) require from Purchaser any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other Person; or (d) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material Contract or Permit to which Purchaser is a party or by which Purchaser or assets of either are bound.

6.3 No Brokers.  There are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the Transactions payable by Parent or Purchaser, or based on any arrangement or Contract made by or on behalf of Parent or Purchaser.

6.4 Sufficient Funds.  As of the date of this Agreement, Parent has, and on the Closing Date, Purchaser will have, available the funds necessary to pay all amounts payable by Purchaser pursuant to Section 3.1 of this Agreement and all of its fees and expenses in order to consummate the transactions contemplated by this Agreement.  Each of Parent and Purchaser confirm that it is not a condition to Closing or any of its other obligations under this Agreement that Parent or Purchaser obtain financing for or in connection with the transactions contemplated by this Agreement.

6.5 Litigation.  There is no claim, action, suit or legal proceeding pending or to the knowledge of Parent, threatened against Parent or any material portion of its properties or assets before any Governmental Authority with respect to which there is a substantial possibility of a determination which questions the validity or legality of this Agreement or the transactions contemplated hereby or which seeks to prevent the transactions contemplated hereby or otherwise would reasonably be expected, individually or in the aggregate, to materially impair the ability of Parent or Purchaser to effect the transactions contemplated hereby, except, in each case, for those matters described or contemplated in Section 8.4 below.

SECTION 7.	Covenants

7.1 Confidentiality. The provisions of the Confidentiality Agreement between the Company and Parent (the “Confidentiality Agreement”), shall terminate upon the Closing and shall thereafter be of no further force or effect.

7.2 Efforts and Actions.  Each Party hereto shall, from time to time and without further consideration, either before or after the Closing, execute such further instruments and take such other actions as any other Party hereto shall reasonably request in order to fulfill its obligations under any of the Transaction Documents, to effectuate the purposes of the Transaction Documents and to provide for the orderly and efficient transition of the Business following the Closing.

7.3 Non-Competition; Non-Solicitation, Etc.

(a) Non-Compete.  Ancillary to the consideration reflected within this Agreement and the other Transaction Documents, each of the Company and the Principal Shareholders (collectively, the “Restricted Parties”) agrees to the following non-competition provisions.  Each Restricted Party agrees that for a period of five (5) years following the Closing Date:

(i)           Each Restricted Party shall not, directly or indirectly, (A) engage in or participate (including, without limitation, as an investor, officer, employee, director, agent, or consultant (any such capacity, being a “Participant”)) in or on behalf of any entity engaging in any line of business competitive with that of the Company, Purchaser or any of their respective Affiliates on the Closing Date, or any line of business competitive with any line of business that the Company, Purchaser or any of their respective Affiliates was conducting, or any line of business that the Company was contemplating conducting (as evidenced by existing memoranda, minutes or other correspondence (including, without limitation, internal or external presentations)), within the twenty-four (24) months prior to the Closing Date, or (B) in any capacity for the Restricted Party or others, directly or indirectly call on, service, or solicit from clients or prospective clients of the Company or Purchaser in any business competitive with any line of business that the Company, Purchaser or any of their respective Affiliates was conducting, or any line of business that the Company was contemplating conducting (as evidenced by existing memoranda, minutes or other correspondence (including, without limitation, internal or external presentations)), within the twenty-four (24) months prior to the Closing Date (the “Non-Compete Obligations”), provided, however, that nothing herein shall prevent a Restricted Party from (a) investing as a less than 2.5% shareholder in securities of any company listed on a national securities exchange or quoted on an automated quotation system, or (b) investing as less than a 10% investor in hedge funds or private equity funds or other similar investment entities or vehicles where the investment is “passive” in nature, and the Restricted Party does not participate in, or consult with respect to, any management or investment decisions of such funds or other similar investment entities or vehicles; provided further, however, that such activities described in the immediately preceding clauses (a) and (b) do not interfere with such Restricted Party’s availability or ability to perform such Restricted Party’s duties and responsibilities hereunder or under the applicable employment agreement with the Company and do not breach such Restricted Party’s other obligations hereunder or thereunder.

(ii)           The geographic limitation for the Non-Compete Obligations is any state or province (or substantially equivalent designation of a geographic area within a foreign country) (A) in which the Company or Purchaser provided its products, services, or activities during the twenty-four (24) months prior to the Closing Date, or (B) in which the Company or Purchaser had plans to provide or contemplated providing its products, services, or activities during the twenty-four (24) months prior to the Closing Date.

(b) Nonsolicitation of Employees.  Except as set forth in Section 7.4, each Restricted Party agrees that for a period of five (5) years following the Closing Date, each Restricted Party will not, directly or indirectly, (i) induce or solicit any Transferred Employee (as defined in Section 7.4) to terminate such individual’s employment or service with the Company, Purchaser or any of their respective Affiliates, (ii) hire or retain the services of any such Transferred Employee, or (iii) assist any other person or entity in such activities.

(c) Nondisparagement. Each Restricted Party will not for a period of five (5) years following the Closing Date (the “Nondisparagement Period”), directly (or through any other person or entity) make any public or private statements (whether orally or in writing) that disparage, denigrate or malign the Company, Purchaser or any of their respective Affiliates, their respective businesses, activities, operations, affairs, reputations or prospects or any of their respective Affiliates, officers, employees, directors, partners, agents, or shareholders.

(d) Reformation.  If, in any judicial proceeding, the court shall refuse to enforce any of the separate covenants contained in this Section 7.3 because the time limit is too long, it is expressly understood and agreed between the Restricted Parties and Purchaser that for purposes of such proceeding such time limitation shall be deemed reduced to the extent necessary to permit enforcement of such covenants.  If, in any judicial proceeding, the court shall refuse to enforce any of the separate covenants contained in this Section 7.3 because they are more extensive (whether as to geographic area, scope of business or otherwise) than necessary to protect the business and goodwill of Purchaser and/or any of its Affiliates, it is expressly understood and agreed between the Restricted Parties and Purchaser that for purposes of such proceeding the geographic area, scope of business or other aspect shall be deemed reduced to the extent necessary to permit enforcement of such covenants.

(e) Injunctive Relief.  Each Restricted Party acknowledges that a breach of this Section 7.3 would cause irreparable damage to Purchaser and its Affiliates, and in the event of such Restricted Party’s breach of the provisions of this Section 7.3, Purchaser and its Affiliates shall be entitled to a temporary restraining order and an injunction restraining such Restricted Party from breaching such covenants without the necessity of posting bond or proving irreparable harm, such being conclusively admitted by such Restricted Party. Nothing shall be construed as prohibiting Purchaser or its Affiliates from pursuing any other available remedies for such breach, including the recovery of damages from such Restricted Party. Such Restricted Party acknowledges that the restrictions set forth in this Section 7.3 are reasonable in scope and duration, given the nature of the business of Purchaser and its Affiliates. Such Restricted Party agrees that issuance of an injunction restraining such Restricted Party from breaching such covenants in accordance with their terms will not pose an unreasonable restriction on such Restricted Party’s ability to obtain employment or other work following the effective date of any termination of employment with Purchaser.

(f) Other Agreements. The provisions of this Section 7.3 shall be independent of and in addition to any other agreement between any Restricted Party and Purchaser or its Affiliates regarding the subject matter hereof (including, without limitation, any noncompetition, nondisclosure or nonsolicitation provisions set forth in the employment agreements described in Section 9.2).

7.4 Employment.

(a) Purchaser agrees to offer to employ substantially all of the employees of the Company at the Closing, subject to Purchaser’s employment procedures and policies, although Purchaser shall be under no obligation to employ any specific employees of the Company.  To the extent that Purchaser may so request, the Company and the Principal Shareholders shall cooperate with Purchaser in hiring those persons who are, or within the last year have been, employees of the Company.  Except as provided below with respect to continued health benefit coverage, the Company shall be responsible for any obligations to any employees of the Company who do not become Transferred Employees (each, a “Terminated Employee”) relating to the Terminated Employees’ employment by the Company.  The Company shall take no action that would impede Purchaser’s hiring of any employee of the Company.  After the date of this Agreement, neither the Company nor the Principal Shareholders shall, directly or indirectly, hire, retain, employ or otherwise provide compensation for or to any previous employee of the Company who becomes an employee of Purchaser.  Nothing contained in this Section 7.4 shall create or be deemed to create any rights of any employees of the Company or of Purchaser, and Purchaser shall have no obligation to continue the employment of any employees of the Company hired by Purchaser (each, a “Transferred Employee”) or to maintain the terms and conditions thereof except as may be set forth in a written agreement; Purchaser shall provide each Transferred Employee credit for years of service prior to the Closing with the Company for the purposes of eligibility and vesting under Purchaser’s health and welfare plans, vacation programs and policies, and retirement, savings and 401(k) plans.  Purchaser shall cause any and all pre-existing condition limitations and eligibility waiting periods under group health plans of Purchaser to be waived with respect to the Transferred Employees and their dependents, and shall cause to be credited to any deductible or out-of-pocket expenses (which are applicable in the plan year of Purchaser in which the Closing Date falls) under any health plans of Purchaser any deductibles or out-of-pocket expenses incurred by Transferred Employee and their beneficiaries and dependents under health plans of the Company during the plan year of the Company in which the Closing Date falls.  Purchaser shall provide from and after the Closing Date continued health benefit coverage pursuant to ERISA sections 601 through 608 and section 4980B of the Code to each employee and former employee of the Company (and each such person’s eligible dependents and former eligible dependents) arising from such employee’s or former employee’s (or dependent’s or former dependent’s) prior coverage under a group health plan maintained by the Company prior to the Closing Date.

(b) The Company shall terminate the employment of, or accept the resignation of, the Transferred Employees effective upon the Closing Date (or such later date with respect to an employee on leave of absence). Subject to applicable Laws, on and after the Closing Date, Purchaser shall have the right to dismiss any or all Transferred Employees.  Except as otherwise provided in this Agreement, the Company is solely responsible for and shall timely pay or provide to each employee all remuneration, salaries, wages, commissions, bonuses, severance pay, vacation, sick and other paid leave and any other compensation or benefits under any Employee Benefit Program arising out of services performed by such employee through the Closing Date.  Purchaser shall be solely responsible, and shall indemnify the Company and its directors, officers, employees, Affiliates, agents, and assigns, for any Losses incurred by the Company to the extent arising out of Purchaser’s actions or omissions on or following the Closing with respect to the Transferred Employees, including the terms and conditions of employment of the Transferred Employees with Purchaser, or Purchaser’s failure to comply with Section 7.  If Purchaser does not make a sufficient number of employment offers to employees prior to Closing to avoid a “mass layoff” or “plant closing” (as defined by WARN) based on employment losses occurring on or after the Closing Date, Purchaser shall indemnify the Company and its directors, officers, employees, Affiliates, agents, and assigns, for any Losses incurred by the Company for failing to provide notice to employees on or before the Closing as required by WARN or any similar Law requiring notice to employees of layoffs.

7.5 Change of Names.  Within thirty (30) Business Days after the Closing Date, the Company shall take all actions necessary, including without limitation the filing with the Secretary of State of the State of Texas an amendment to its certificate of formation, to effect the change of the Company’s name from Nuclear Logistics Incorporated to a name that does not use the words “Nuclear Logistics”, or any similar words.  Within thirty (30) Business Days after the Closing Date, the Company shall take all actions necessary, including without limitation making appropriate filings, to effect such name change in each state where the Company is qualified to conduct business and to cancel any assumed business name using any such words in all jurisdictions in which an assumed business name certificate has been filed.  At Purchaser’s request, the Company shall execute a written consent or other documentation allowing for the use of the name “Nuclear Logistics” by Purchaser and its Affiliates.  From and after the date of this Agreement, the Company and the Principal Shareholders shall otherwise cease to use the name “Nuclear Logistics” and any derivatives of that name.

7.6 Receivables Guaranty.  At the Closing, the Company and the Principal Shareholders shall execute and deliver to Purchaser a Guaranty in the form attached as Exhibit D hereto (the “Receivables Guaranty”), under the terms of which the Company and the Principal Shareholders shall, jointly and severally, unconditionally guarantee that all indebtedness represented by the Accounts Receivable will be paid by the respective debtors to Purchaser.  In the event all such net indebtedness is paid after the Closing Date, Purchaser shall promptly notify the Company of such payment (but no later than ten (10) Business Days after such payment), and in such event the Company shall be entitled to receive from the Escrow Account an amount equal to the Receivables Escrow Amount, and Purchaser and the Company shall promptly execute and deliver a joint instruction letter to the Escrow Agent to such effect.  In the event such net indebtedness is not paid within 180 days after the Closing Date, Purchaser shall promptly notify the Company of such non-payment (the “Guaranty Notice”), in which event (a) Purchaser shall be entitled to receive from the Escrow Account a portion of the Escrow Amount equal to the difference between such net indebtedness and the amount collected in respect of such Accounts Receivable (the “AR Shortfall Amount”), (b) the Company shall be entitled to receive from the Escrow Account an amount equal to the amount, if any, by which the Receivables Escrow Amount exceeds the AR Shortfall Amount, and (c) Purchaser and the Company shall promptly execute and deliver a joint instruction letter to the Escrow Agent to such effect, whereupon Purchaser shall promptly assign or cause to be assigned to the Company or the Principal Shareholders all rights, claims, actions or causes of action which Purchaser may have relating to such unpaid indebtedness.  In the event that the Guaranty Notice is not sent to the Company within 210 days following the Closing Date, Purchaser shall be deemed to have collected all indebtedness represented by the Accounts Receivable and the Company and the Principal Shareholders shall be released from any obligation with respect to the Receivables Guaranty, and in such event the Company shall be entitled to receive from the Escrow Account an amount equal to the Receivables Escrow Amount, and Purchaser and the Company shall promptly execute and deliver a joint instruction letter to the Escrow Agent to such effect.  For the avoidance of doubt, Purchaser shall not be obligated to commence a suit to enforce payment of any accounts or notes receivable or undertake any extraordinary collection efforts.

7.7 GAAP Audit.  The Company shall (i) give Purchaser and BDO reasonable access to all employees, personnel, agents, Affiliates, Purchased Assets, facilities, books and records, operating instructions and procedures, Tax Returns, and all other information of the Company and (ii) cause the officers of the Company to furnish Purchaser and BDO with such financial and operating data and other information with respect to the business and properties of the Company as Purchaser and BDO may from time to time reasonably request, in each case so as to allow BDO to audit the books and records of the Company for the purpose of preparing financial statements of the Company, as of the Closing Date, that are in accordance with GAAP.  The cost of such audit and the preparation of the such financial statements (including, without limitation, the fees of BDO) shall be the sole responsibility of Purchaser.

7.8 Transfer Fees.  No sales, use, transfer, registration, or similar Taxes and fees (including interest and penalties thereon) (“Transfer Fees”) which result from the transfer of the Purchased Assets or Assumed Liabilities pursuant to this Agreement, shall be collected by the Company at the Closing. If any such Transfer Fees are determined to be owed with respect to the transfer of the Purchased Assets or Assumed Liabilities pursuant to this Agreement, the Company, with the cooperation of Purchaser, shall prepare and file any related Tax Returns required to be filed in connection with the payment of such Transfer Fees on a timely basis.  The Company and Purchaser each agree to be responsible for one-half of all Transfer Fees due by virtue of this transaction on the Purchased Assets transferred pursuant hereto (regardless of the Person liable for such Transfer Fees under applicable Law) and shall remit such Transfer Fees at that time. The Company and Purchaser agree to cooperate with each other in demonstrating that the requirements for any exemption from such Transfer Fees have been met.

7.9 Cooperation on Tax Matters; Business Records.

(a) Purchaser, the Company and the Principal Shareholders agree to furnish or cause to be furnished to each other, as promptly as practicable and at the requesting party's reasonable expense, such information and assistance relating to the Company as is reasonably necessary for the preparation and filing of any return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for and proof of facts during any tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters and for the answer to any governmental or regulatory inquiry relating to Tax matters.

(b) The Company agrees to retain possession of all accounting, business, financial and Tax records and information (i) relating to the Purchased Assets and the Company’s Business in existence on the Closing Date transferred to Purchaser hereunder and (ii) coming into existence after the Closing Date which relate to the Purchased Assets and the Company’s Business prior to or on the Closing Date, for the period not to exceed the applicable statute of limitations for such Taxes.  In addition, from and after the Closing Date, Purchaser agrees that it will not unreasonably withhold access by the Company and its attorneys, accountants and other Representatives (after reasonable notice and during normal business hours and with reasonable charge), to such personnel, books, records, documents and any or all other information relating to the Purchased Assets as the Company or the Principal Shareholders may reasonably deem necessary to properly prepare for, file, prove, answer, prosecute and/or defend any such Tax Return, filing, audit, protest, claim, suit, inquiry or other proceeding.  Such access shall include without limitation access to any computerized information retrieval systems relating to the Company’s Business.

7.10 Proration of Property Taxes.  The Company shall be liable for and shall pay when due all ad valorem, personal property, and similar Taxes attributable to the ownership or the operation of the Purchased Assets, and shall timely file any related Tax Returns, for the Taxable periods ending on or before the Closing Date.  Purchaser shall be liable for and shall pay when due all ad valorem, personal property and similar Taxes attributable to the ownership or the operation of the Purchased Assets, and shall timely file any related Tax Returns, for the Taxable periods ending after the Closing Date; provided, however, that the Company shall be liable for and shall pay all Taxes due with respect to such Tax Returns relating to the pre-Closing Date portion of any Taxable period that includes but ends after the Closing Date without duplication of any amounts taken into account under Section 3.2.  Such Tax liabilities shall be calculated based on the number of days in the Taxable period ending on or before the Closing Date and the number of days in the Taxable period after the Closing Date (as the case may be) as compared to the total number of days in the entire Taxable period.  Whichever party is responsible for the filing of any such Tax Return hereunder shall bear all costs associated with the filing of such Tax Return.  Such party shall further have all available rights to contest the Tax (and the other party shall provide reasonable cooperation and assistance at the sole expense and cost of the requesting party); provided, however, that in the case of any Tax Return relating to a Taxable period that includes but does not end on the Closing Date, Purchaser shall provide the Company with a copy of such Tax Return within twenty (20) days prior to the date Purchaser intends to file such Tax Return. Purchaser shall revise such Tax Return to reflect the Company’s reasonable comments, if any, provided that the Company provides such changes in writing to Purchaser within ten (10) days of the receipt of such Tax Return.

7.11 Warranty Claims.  In the event that any customer or former customer of the Company makes any request, claim or demand for the Company or Purchaser to repair, service or replace any products pursuant to a warranty or service agreement granted or entered into in the ordinary course of business in connection with the sale of such products prior to the Closing Date, upon the reasonable request of the Company, Purchaser shall repair, service or replace such product and the Company and the Principal Shareholders (jointly and severally) shall reimburse Purchaser for the direct out of pocket cost of such repair, service or replacement.  Purchaser shall provide the Company with written notice of any such costs, which notice shall set forth a reasonable description of Purchaser’s calculation thereof.  Purchaser shall be entitled to receive such reimbursement(s) either through a cash payment from the Company and the Principal Shareholders (jointly and severally) equal to the amount of such costs set forth on any such notice (each such amount, a “Warranty Reimbursement Payment”) or, at Purchaser’s election, to receive from the Escrow Account a portion of the Escrow Amount equal to the Warranty Reimbursement Payment, and Purchaser and the Company shall promptly execute and deliver a joint instruction letter to the Escrow Agent to such effect.  Notwithstanding the foregoing, and without limiting the generality of Section 2.6, Purchaser shall have no, and hereby disclaims any, obligation to pay any full or partial refund or to make any other payment to any customer or former customer of the Company that makes any request, claim or demand for such refund or payment pursuant to any warranty or service agreement granted or entered into by the Company.

SECTION 8.	Actions Prior to Closing Date

8.1 Interim Operations of the Company.

(a) Except as may be consented to in writing by Purchaser or except as specifically contemplated by this Agreement, the Company hereby covenants to Purchaser that, during the period commencing on the date of this Agreement and ending on the earlier to occur of (a) the Closing Date or (b) the termination of this Agreement in accordance with Section 11 below (the “Interim Period”), the Company shall, and the Principal Shareholders shall cause the Company to, use their respective commercially reasonable efforts to (i) conduct the business of the Company only in the ordinary course of business consistent with past practices, (ii) preserve intact the Company’s present business organization, (iii) keep available the services of the Company’s current officers and employees, (iv) preserve its relationships with customers, suppliers, and others having business dealings with either of them, in each case in a manner consistent with past practice and (v) take no action which could reasonably be expected to adversely affect the ability of the Company to consummate the Transactions.

(b) Except as contemplated by this Agreement or as set forth in Section 8.1(b) of the Disclosure Schedule, the Company shall not, and the Principal Shareholders hereby covenant to cause the Company not to, do any of the following:

(i)           directly or indirectly incur, assume, guarantee, endorse or otherwise become liable or responsible for any liability or obligation, including any capitalized lease obligations (whether absolute, accrued, contingent or otherwise), of any other Person, or otherwise as an accommodation become responsible for the obligations of any other Person;

(ii)           adopt or amend any Employee Benefit Program or collective bargaining Contracts, except as required by Law;

(iii)           make, change or rescind any material Tax election, file any amended Tax Return not required by Law, enter into any closing Contract relating to Taxes, waive or extend the statute of limitations in respect of Taxes, or settle or compromise any material Tax liability, or surrender any right or claim for a Tax refund;

(iv)           cancel or forgive any material indebtedness for borrowed money owed to the Company;

(v)           delay or postpone the payment of accounts payable and other liabilities involving more than $50,000;

(vi)           make any loan, guaranty or other extension of credit, or enter into any commitment to make any loan, guaranty or other extension of credit, to or for the benefit of any Affiliate, employee or agent of the Company;

(vii)           take or omit to take any action as a result of which any representation or warranty of the Company in Section 4 would be rendered untrue or incorrect if such representation or warranty were made immediately following the taking or failure to take such action; or

(viii)           enter into any Contract, commitment or arrangement to take any of the foregoing actions.

8.2 Access.  During the Interim Period, the Company shall (i) give Purchaser and its Representatives reasonable access to all employees, personnel, agents, Affiliates, Purchased Assets, facilities, books and records, operating instructions and procedures, Tax Returns, and all other information of the Company so as to afford Purchaser full opportunity to make such review, examination and investigation of each of the Business and the Company as Purchaser may desire to make, including without limitation an environmental evaluation of the Company, (ii) permit Purchaser and its Representatives to make such copies and inspections thereof as may reasonably be requested, and (iii) cause the officers of the Company to furnish Purchaser and its Representatives with such financial and operating data and other information with respect to the business and properties of the Company as Purchaser and its Representatives may from time to time reasonably request; provided, that any such access shall be conducted at reasonable times and in such a manner as to not interfere with the normal operation of the business of the Company.  Without limiting the generality of the foregoing, Purchaser shall be entitled to conduct or cause to be conducted (at its expense and upon reasonable notice) such non-invasive assessments, audits and tests and such environmental, structural and other physical inspections as Purchaser shall deem necessary or useful in connection with the Transactions; provided, however, that Purchaser shall provide the Company’s Representatives upon request with copies of any reports generated from data collected as part of any environmental assessments, including any Phase I  Environmental Site Assessment reports.

8.3 Consents of Third Parties; Governmental Approvals.

(a) The Company and Purchaser will act diligently and reasonably in attempting to secure, before the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to Purchaser, required to be obtained from any Person (other than a Governmental Authority) that is listed on Section 8.3(a) of the Disclosure Schedule.  The Company shall be solely responsible for any change in control, transfer or similar payments required to obtain any such consent, approval or waiver (the “Transfer Payments”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the Transactions, including but not limited to: (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from all Governmental Authorities and making all necessary registrations and filings (including filings with Governmental Authorities) and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities (including those in connection with the HSR Act), (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered into by any court or other Governmental Authorities vacated or reversed, (iii) keeping the other Party informed in all material respects of any material communication received by such Party from, or given by such Party to, any Governmental Authorities and of any material communication received or given in connection with any proceeding by a private party relating to the transactions contemplated by this Agreement, in each case regarding any of the Transactions, and (iv) permitting the other Party to review any material communication delivered to, and consulting with the other Party in advance of any meeting or conference with, any Governmental Authorities relating to the Transactions or in connection with any proceeding by a private party, and giving the other Party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Authorities or private party).  No Party to this Agreement shall consent to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Party to this Agreement, which consent shall not be unreasonably withheld.  The Parties agree that, except as mutually agreed, none of them shall contact any supplier or customer of the Company prior to the Closing for the purpose of notifying such Person of the Transactions or obtaining such Person’s consent thereto.

(c) This Agreement shall not constitute an agreement to assign any interest in any Assigned Contract if an assignment without the consent of a third party, or without novation of the same, would constitute a breach or violation thereof or affect in a material adverse way the rights of the Company or Purchaser thereunder.  If novation is required in order to transfer and assign any such Contract to Purchaser, or if the consent of a third party is required in order to assign any such interest and such consent is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the Company’s ability to convey the benefit of such Contract to Purchaser, (i) Purchaser shall be entitled to the benefits of each such Contract accruing after the Closing Date, (ii) Purchaser shall assume as Assumed Liabilities all obligations and liabilities relating to or arising out of or incurred in connection with such Contracts from and after the Closing Date, and (iii) without any expense or liability to the Company, the Company will assist Purchaser in obtaining all such consents and cooperate with Purchaser until such consent or novation is obtained or effected in any lawful and economically feasible arrangement, including by subcontract, agency or other arrangement, so that Purchaser will supply the goods and services that are necessary for the Company to perform its obligations under such Contracts, and for Purchaser to receive the Company’s interest in the benefits under any such Contract accruing after the Closing Date.

8.4 Antitrust Law Compliance.  As promptly as reasonably practicable after the date hereof, Purchaser and the Company shall file with the Federal Trade Commission and the Antitrust Division of the Department of Justice the notifications and other information required to be filed under the HSR Act, or any rules and regulations promulgated thereunder, with respect to the Transactions.  If one or more filings are required under the HSR Act, each of Purchaser and the Company agrees to request early termination of the waiting period under the HSR Act.  Each of Purchaser and the Company represents and warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSR Act and any such rules and regulations.  Each of Purchaser and the Company agrees to make available to the other such information as each of them may reasonably request relative to its business, assets and property as may be required of each of them to file any additional information requested by such agencies under the HSR Act and any such rules and regulations.  For the avoidance of doubt, and notwithstanding anything to the contrary herein, in no event shall Purchaser or its Affiliates (including, without limitation, Parent or Arbor-Crowley, Inc.) be required to effect the sale or other disposition of any of their respective properties (including the stock of any Subsidiary) or any properties of their respective subsidiaries in order to obtain such clearance.

8.5 Exclusivity.  During the Interim Period, none of the Company or the Principal Shareholders will, directly or indirectly, through any Affiliate or Representative or otherwise, continue, solicit, entertain, initiate or participate in or encourage discussions or negotiations with, or the submission of bids, offers or proposals by, any Person with respect to, whether directly or indirectly, an acquisition or a financing of any of the Company, or any acquisition of any capital stock, equity interest or other pecuniary or other interest of any of the Company or any assets, by any means whatsoever, or enter into any Contract, arrangement or understanding regarding any of the foregoing, and the Company or any Principal Shareholder, as applicable, shall notify Purchaser immediately if any such bids, offers or proposals are received, or any such negotiations or discussions are sought and, if represented, the material terms thereof.  In addition, during the Interim Period, except as required by applicable Law, none of the Company or the Principal Shareholders will, directly or indirectly, through any Affiliate or Representative or otherwise disclose any information not customarily disclosed to any Person (other than Purchaser) concerning any of the Company or afford to any such other Person access to the Company’s employees, personnel, agents, Affiliates, assets, facilities, books and records, operating instructions and procedures, Tax Returns without the consent of Purchaser.

8.6 Notice of Certain Events.

(a) Each of the Company, the Principal Shareholders and Purchaser shall give prompt written notice to the other Parties hereto of (i) the occurrence or nonoccurrence of any event causing any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (ii) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 8.6 or a Party’s knowledge of the facts or events described in clauses (i) or (ii) above with respect to another Party shall not serve to cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the Party receiving such notice or with such knowledge.

(b) Each of the Company, the Principal Shareholders and Purchaser shall give notice to the other Parties hereto of the occurrence or the non-occurrence after the date hereof of any event that could reasonably be expected to prevent the satisfaction of any of the conditions set forth in Section 9 of this Agreement and upon the Company’s receipt of any such notice, the Company shall use its commercially reasonable efforts to cause such condition to be satisfied.

(c) Each of the Company and the Principal Shareholders shall give notice the Purchaser of the occurrence of any event that results, or could reasonably be expected to result, in a Material Adverse Effect.

8.7 Publicity .  Each of the Parties agrees that no public release or announcement concerning the Transactions shall be issued by or on behalf of any Party without the prior written consent of the Company and Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Governmental Authority or securities exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent required, shall be at the final discretion of the disclosing Party. Without limiting the generality of the foregoing, the Company agrees that Parent may issue the press releases announcing the execution and delivery of this Agreement without the approval of the Company and that the final form and content of such press releases shall be at the final discretion of Purchaser, provided that Purchaser shall provide the Company with a copy of such press releases at least three (3) Business Day prior to the date on which Purchaser issues such press releases.

8.8 TBOC Notices.

(a) The Company shall prepare and distribute a notice to all Shareholders in the form required by (and in accordance with the time periods set forth in) Sections 10.355 and 21.456 of the TBOC which shall include, without limitation, (i) notification of the adoption of this Agreement and the approval of the Transactions by the Board, (ii) notification of the availability of dissenters’ rights, (iii) a copy of Subchapter H of Chapter 10 of the TBOC and (iv) such disclosure concerning the Transactions and the material terms thereof as the Company reasonably deems necessary.  The Company shall provide Purchaser with a copy of such notice for its review and comment no later than 5 days prior to such distribution.

(b) The Company shall, promptly following the execution of this Agreement, prepare and distribute a notice in form and substance as required by Section 6.202 of the TBOC to all of the Shareholders other than the Principal Shareholders.  The Company shall provide Purchaser with a copy of such notice for its reasonable review and comment no later than two days prior to such distribution.

SECTION 9.	Closing Conditions and Deliveries

9.1 Conditions to the Company’s and Purchaser’s Obligation to Effect the Closing.  The respective obligations of each of the Company and Purchaser to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions (any of which may be waived by the mutual agreement of the Company, on the one hand, and Purchaser, on the other hand, in whole or in part):

(a) no Law shall have been enacted or promulgated by any Governmental Authority which directly prohibits the consummation of the Closing;

(b) on the Closing Date, there shall exist no injunction or other order issued by any Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement; and

(c) all required filings under the HSR Act shall have been completed and all applicable time limitations thereunder shall have expired without a request for further information by the relevant federal authorities under the HSR Act, or in the event of such a request for further information, the expiration of all applicable time limitations under the HSR Act shall have occurred without the objection of such federal authorities.

9.2 Conditions to Obligations of Purchaser to Effect the Closing.  The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

(a) all of the representations and warranties of the Company and the Principal Shareholders set forth in this Agreement shall have been true and correct in all respects (without giving effect without giving effect to any materiality limitation or qualification) on and as of the Closing Date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all respects (without giving effect to any materiality limitation or qualification) as of such certain date), provided, however, that this condition shall be considered satisfied unless the failure of such representations or warranties to be true and correct, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) the Company and the Principal Shareholders shall have performed all material obligations and shall have complied with all material covenants to be performed or complied with on or prior to the Closing by it or them under this Agreement;

(c) each of Aron Seiken and Craig Irish shall have executed and delivered to Purchaser employment Contracts substantially in the forms attached hereto as Exhibit E (the “Seiken Employment Agreement”) and Exhibit F (the “Irish Employment Agreement”), respectively;

(d) a consent to assignment of contract to Purchaser shall have been obtained (i) with respect to all of the Assigned Contracts specified as “Required Consent Contracts” on Section 9.2(d) of the Disclosure Schedule, and (ii) with respect to Assigned Contracts that are customer contracts, at least 65% of such Contracts (measured by total backlog as of the Closing Date, and which, for clarity, will include such Contracts where consent to assignment is not required);

(e) Purchaser shall have received:

(1)           certificates issued by (A) the Secretary of State of the State of Texas certifying that the Company, has legal existence and is in good standing; and (B) the Secretary of State (or similar authority) of each jurisdiction in which the Company, has qualified to do business as a foreign corporation (or is required to be so qualified) as to such foreign qualification, in each case as of a date no earlier than ten Business Days prior to the Closing Date;

(2)           a certificate executed by the Secretary of the Company certifying copies of consent actions taken, or resolutions adopted, by the Board and the Shareholders authorizing the appropriate officers of the Company to execute and deliver this Agreement and all Contracts, documents and instruments executed by the Company pursuant hereto, and to consummate the Transactions; and

(3)           a bill of sale, assignment and assumption agreement in substantially the form attached to this Agreement as Exhibit G (the “Bill of Sale”) and such other bills of sale, endorsements and assignments reasonably necessary to convey and transfer the Purchased Assets to Purchaser, in each case executed by the Company;

(f) each of the Company and the Escrow Agent shall have executed the Escrow Agreement;

(g) a lease agreement with respect to the Fort Worth Property substantially in the form attached to this Agreement as Exhibit H (the “Fort Worth Lease”) executed by Seiken Enterprise LLC, as lessor;

(h) a loan payoff letter from each lender under the Company Credit Facilities in form and substance reasonably acceptable to Purchaser confirming that, subject to the receipt of the applicable Loan Pay-Off Amount, effective as of the Closing Date any Encumbrances on any Purchased Assets securing obligations of the Company pursuant to the Company Credit Facilities shall be discharged and terminated; and

(i) the Receivables Guaranty executed by the Company and the Principal Shareholders.

9.3 Conditions to Obligations of the Company and the Principal Shareholders.  The obligations of the Company and the Principal Shareholders to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the Company, in whole or in part):

(a) all of the representations and warranties of Purchaser set forth in this Agreement (i) shall have been true and correct on and as of the Closing Date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date);

(b) Purchaser shall have performed all material obligations and shall have complied with all material covenants to be performed or complied with on or prior to the Closing by Purchaser under this Agreement; and

(c) Purchaser shall have deposited with the Escrow Agent an amount equal to the Escrow Amount;

(d) The Company shall have received the Fort Worth Lease executed by Purchaser, as lessee; and

(e) The Company shall have received the Bill of Sale executed by Purchaser.

SECTION 10.	Survival of Representations, Warranties and Covenants; Transaction Related Indemnification

10.1 Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company and the Principal Shareholders contained in Sections 4 and 5, respectively, hereof (including pursuant to any closing certificate) shall survive the execution hereof, the Closing and the Closing Date for a period of eighteen (18) months from the Closing Date, provided that (i) the representations and warranties contained in Sections 4.11 (Tax) and 4.18 (Environmental) shall survive until the expiration of the statute of limitations applicable thereto and (ii) the representations and warranties contained in Sections 4.1 (Organization), 4.2 (Authorization), 4.4 (Capitalization), 4.10(a) (Title; Encumbrances), 4.16 (Employee Benefit Programs), 4.24 (Investment Banking; Brokerage), and 5.1 (Authorization) (the representations and warranties contained in such Sections, the “Fundamental Representations”) shall survive for a period of thirty six (36) months from the Closing Date.  The covenants and other agreements contained in this Agreement shall survive for a period of thirty six (36) months from the Closing Date unless a covenant and agreement expressly provides for a longer or shorter survival period, in which case such covenant or agreement survive for the period specifically provided therein.  The date until which a representation, warranty, covenant or agreement is to survive until is the “Cut-Off Date.”  No claim for indemnification shall be made hereunder with respect to breach of any representation, warranty, covenant or agreement after the applicable Cut-Off Date, provided, however, if a claims notice is properly given in good faith in accordance with the terms of this Section 10 prior to the Cut-Off Date, the claims specifically set forth in the such notice shall survive until such time as such claim is finally resolved.

10.2 Indemnification by the Company and the Principal Shareholders.  Subject to the other provisions of this Section 10, the Company and each of the Principal Shareholders, jointly and severally, on his, her or its own behalf and on behalf of his or her successors, executors, administrators, estate, heirs and assigns (collectively, the “Company Indemnifying Parties”, and each individually, a “Company Indemnifying Party”) agree to defend, indemnify and hold Purchaser and its Affiliates, and each of their respective direct and indirect Subsidiaries (including partners of partners and shareholders and members of partners), members, shareholders, directors, officers, employees, Representatives and agents (collectively, the “Purchaser Indemnified Parties” and each individually, a “Purchaser Indemnified Party”) harmless from and against any and all damages, losses, liabilities, obligations, costs and expenses, disbursements, deficiencies, claims, demands and suits (by any Person, including without limitation any Governmental Authority), obligations, penalties or settlements of any kind or nature, whether foreseeable or unforeseeable, including without limitation, interest, penalties, legal, accounting, other professional fees and expenses or other costs and expenses incurred in the investigation, collection, prosecution or defense of and all Actions, demands, assessments, judgments, settlements and compromises, that may be imposed on or otherwise incurred or suffered (“Losses”) sustained or suffered by any such Purchaser Indemnified Party based upon, arising out of, or by reason of:

(a) any inaccuracy, omission, misrepresentation or breach of any representation or warranty made by the Company or any Principal Shareholder in Section 4 or Section 5 of this Agreement;

(b) any breach or nonperformance of any covenant or other agreement made by the Company or the Principal Shareholders in Section 7 or Section 8 or elsewhere in this Agreement;

(c) any of the Excluded Liabilities;

(d) any of the Excluded Assets; or

(e) the agreement and related liquidated damages claim described in item 2.b. on Section 2.5 of the Disclosure Schedule, but only to the extent that such Losses are in excess of the aggregate amount of any payments or offsets (including retainage) received by or credited to Purchaser with respect to such item; provided that if the aggregate amount of any such payments or offsets (including retainage) exceed such Losses, then Purchaser will pay the amount of such excess to the Company.

10.3 Indemnification by Purchaser.  Subject to the other provisions of this Section 10, Purchaser, on its own behalf and on behalf of its successors, executors, administrators, estate, heirs and assigns (collectively, the “Purchaser Indemnifying Parties”, and each individually, a “Purchaser Indemnifying Party”, and together with the Company Indemnifying Parties, “Indemnifying Parties”, and each individually, an “Indemnifying Party”) agrees to defend, indemnify and hold the Company and the Principal Shareholders and their respective Affiliates (collectively, the “Company Indemnified Parties”, and each individually, a “Company Indemnified Party”, and together with Purchaser Indemnified Parties, “Indemnified Parties”, and each individually, an “Indemnified Party”) harmless from and against any and all Losses sustained or suffered by any such Company Indemnified Party based upon, arising out of, or by reason of:

(a) any inaccuracy, omission, misrepresentation or breach of any representation or warranty made by Purchaser in Section 6 of this Agreement;

(b) any breach or nonperformance of any covenant or other agreement made by Purchaser in Section 7 or Section 8 or elsewhere in this Agreement; or

(c) any Assumed Liability.

10.4 Procedure.

(a) Third Party Claims.  All claims for indemnification relating to third party claims (other than claims with respect to Taxes) shall be asserted and resolved as set forth in this Section 10.4.  In the event that any written claim or demand for which an Indemnifying Party would be liable is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than 30 days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”).  The Indemnified Party shall not be foreclosed by any failure to provide timely notice of the existence of a third party claim or demand to the Indemnifying Party except to the extent (and only to the extent) such failure causes the Losses for which the Indemnifying Party is otherwise obligated to indemnify to be materially greater than such Losses would have been had the Indemnified Party so promptly notified the Indemnifying Party hereunder.  The Indemnifying Party shall have 30 days from the delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (a) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand and (b) whether or not it desires to defend the Indemnified Party against such claim or demand.  All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand and except as hereinafter provided, the Indemnifying Party shall have the (i) right to defend the Indemnified Party by appropriate proceedings and (ii) to use or retain counsel in connection with such defense that is reasonably acceptable to the Indemnified Party.  The Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such claim or demand.  In addition, the Indemnified Party and the Indemnifying Party shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim or demand.  The Party in charge of the defense shall keep the other Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  If any Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense.  In the event that the Indemnifying Party does not elect to defend the claim, the Indemnified Party shall not settle a claim or demand without the consent of the Indemnifying Party.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand (i) on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party without the written consent of the Indemnified Party and (ii) without obtaining a (a) release with respect to such claim or demand and (b) the dismissal with prejudice of any litigation or other proceeding with respect to such claim or demand, in each case for the benefit of and in form and substance reasonably satisfactory to the Indemnified Party.  If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand, or, if the same be contested by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be the liability of the Indemnifying Party hereunder to the extent any Losses are sustained which are otherwise the subject of indemnification under this Section 10.  To the extent the Indemnifying Party shall control or participate in the defense or settlement of any third party claim or demand, the Indemnified Party will give to the Indemnifying Party and its counsel access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party.  The Indemnified Party shall use its commercially reasonable efforts in the defense of all such claims.

(b) Payment.  If the Indemnifying Party concedes liability in whole or in part, it shall, within thirty (30) days of such concession, pay (in accordance with this Agreement) the amount of the claim to the Indemnified Party to the extent of the liability conceded.  Any such payment with respect to the Company Indemnifying Parties shall be made in cash in immediately available funds (or paid from the Escrow Amount (to the extent available) and in accordance with the Escrow Agreement). Any such payment with respect to the Purchaser Indemnifying Parties shall be made in cash, in immediately available funds equal to the amount of such claim so payable.  If the Indemnifying Party does not respond or denies liability in whole or in part or advises that the matters set forth in the notice are, or will be, subject to contest or legal proceedings not yet finally resolved, then the Indemnifying Party shall make no payment (except for the amount of any conceded liability payable as set forth above) until the matter is resolved in accordance with this Agreement.

10.5 Limitations on Indemnification.

(a) Subject to Section 10.5(c), none of the Company Indemnifying Parties shall be liable for Losses in respect of Claims made by any Purchaser Indemnified Party for indemnification under Section 10.2(a) unless and to the extent the total of all Losses in respect of claims made by the Purchaser Indemnified Parties for indemnification shall exceed $400,000 in the aggregate (the “Indemnity Threshold”), at which point the Company Indemnifying Parties shall be obligated to indemnify all claims by all Purchaser Indemnified Parties for all Losses (including those Losses that constitute such Indemnity Threshold), but subject to the other limitations established by this Section 10.5.

(b) Subject to Section 10.5(c), the maximum aggregate amount for which the Company Indemnifying Parties shall be liable to all Purchaser Indemnified Parties taken together for Losses under Section 10.2(a) shall not exceed $12,000,000.

(c) Notwithstanding the foregoing, the limitations contained in Sections 10.5(a) and 10.5(b) shall not apply to any Losses incurred by any Purchaser Indemnified Party with respect to

(i)           fraud on the part of the Company or any of the Principal Shareholders;

(ii)           any of the matters described in Sections 10.2(b), (c), (d) or (e); and

(iv)           any breach of the Fundamental Representations or the representations and warranties contained in Sections 4.11 and 4.23 and the Purchaser Indemnified Parties shall be entitled to indemnification under Section 10.2 hereof for all such Losses without limitation as to the amount of such Losses.

(d) Under no circumstances shall any Indemnified Party be entitled to be indemnified for special, consequential, indirect, multiple, punitive or other similar damages, including lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation, except, in each case, to the extent such damages are actually paid by an Indemnified Party to a third party.  The party seeking indemnification under Section 10 shall use its commercially reasonable efforts to mitigate any Loss which forms the basis of an indemnification claim hereunder.

(e) No Indemnifying Party shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing, (ii) any Losses included in the calculation of the adjustment or payment pursuant to Sections 3.2 or 7.6 (to the extent so included), or (iii) for any Losses for a claims notice was not duly delivered prior to the end of the applicable survival period for the underlying claim.

(f) Notwithstanding anything to the contrary herein, except in the case of fraud or in connection with a dispute under Section 3.2 or 3.4 (which dispute shall be governed exclusively by Section 3.2 or 3.4, as applicable), the indemnification provisions of Section 10 shall be the sole and exclusive remedy of the Parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements of the Parties, or any other provision of this Agreement or the transactions contemplated hereby.

(g) The amount of any Loss for which indemnification is provided under this Section 10 shall be net of any amounts actually recovered by any Indemnified Party under insurance policies with respect to such Loss (and with respect to the Acquired Business, net of amounts accrued on the Final Financial Statements with respect to such Loss).

10.6 Treatment of Indemnification Payments.  Purchaser, the Company and the Principal Shareholders agree to treat any indemnification payments received pursuant to this Agreement for all Tax purposes as an adjustment to the Purchase Price.

SECTION 11.	Termination of Agreement

11.1 Termination.  Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated or the Transactions may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of the Company and Purchaser;

(b) by either Purchaser or the Company hereto if any Governmental Authority shall have issued an Order or taken any other action which permanently restrains, enjoins or otherwise prohibits the Transactions and such Order shall have become final and non-appealable;

(c) by Purchaser if there has been a misrepresentation or other breach by the Company or any Principal Shareholder in its representations, warranties and covenants set forth herein (without giving effect to any materiality limitation or qualification, except for changes therein specifically resulting from any transaction expressly consented to in writing by Purchaser) which, individually or in the aggregate, have had, or  could reasonably be expected to have, a Material Adverse Effect; provided, however, that if such breach is susceptible to cure, the Company or the Principal Shareholders, as the case may be, shall have 15 Business Days after receipt of notice from the other Parties of their intention to terminate this Agreement pursuant to this Section 11.1(c) if such breach continues in which to cure such breach before the other Parties may so terminate this Agreement; and provided, further, that the Company and the Principal Shareholders shall collectively be offered the right to cure only one such breach susceptible to cure;

(d) by Purchaser if any event occurs that results, or could reasonably be expected to result, in a Material Adverse Effect;

(e) by the Company if there has been a material misrepresentation or other material breach by Purchaser in its representations, warranties and covenants set forth herein; provided, however, that if such breach is susceptible to cure, Purchaser, as the case may be, shall have 15 Business Days after receipt of notice from the Company of its intention to terminate this Agreement pursuant to this Section 11.1(d) if such breach continues in which to cure such breach before the other Parties may so terminate this Agreement; and provided, further, that Purchaser shall collectively be offered the right to cure only one such breach susceptible to cure; or

(f) by either Purchaser or the Company if the Closing shall not have occurred on or prior to July 30, 2012; provided, that no Party may terminate this Agreement pursuant to this Section 11.1(e) if such Party’s failure to fulfill any of its obligations under this Agreement shall have caused the Closing not to have occurred on or before said date.

11.2 Effect of Termination

.  In the event of the termination of this Agreement by any Party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination of this Agreement is made, and this Agreement shall become void and of no further force and effect, except for the provisions of (a) Section 7.1 relating to certain confidentiality obligations, (b) Section 8.8 relating to publicity, (d) this Section 11 and (e) Section 12.  Nothing in this Section 11 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by any other Party of their respective obligations under this Agreement.  If this Agreement is terminated as permitted by this Section 11, such termination shall be without liability of any Party (or any of its Affiliates, Representatives or Representatives of its Affiliates) to any other Party to this Agreement; provided, however, that if either Party has breached any representation, warranty, covenant or other agreement contained in this Agreement, then in each such case nothing herein shall affect the non-breaching Party’s right to indemnification with respect to Losses and other amounts on account of such other Party’s breach.  In such instance, each Party hereto shall return all documents and other materials received from the other Parties hereto relating to this Agreement and the Transactions, and all confidential information received by each Party hereto with respect to any other Party hereto shall be treated in accordance with the terms of Section 8.2 and the Confidentiality Agreement.

SECTION 12.	General

12.1 Waivers and Consents; Amendments.

(a) For the purposes of this Agreement and all Contracts, documents and instruments executed pursuant hereto, no course of dealing between or among any of the Parties hereto and no delay on the part of any Party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof.  No covenant or provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such covenant or other provision as contemplated herein.

(b) No amendment to this Agreement may be made without the written consent of the Company, Purchaser and the Principal Shareholders.

12.2 Governing Law.  This Agreement shall be deemed to be a Contract made under, and shall be construed in accordance with, the Laws of the State of Texas applicable to Contracts entered into, and to be wholly performed within such State.

12.3 Section Headings; Construction

.  The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof. The use in this Agreement of the masculine pronoun in reference to a Party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require.  The Parties have participated jointly in the negotiation and drafting of this Agreement and the other Contracts, documents and instruments executed and delivered in connection herewith with counsel sophisticated in investment transactions.  In the event an ambiguity or question of intent or interpretation arises, this Agreement and the Contracts, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement and the Contracts, documents and instruments executed and delivered in connection herewith.  For purposes of this Agreement, “commercially reasonable efforts” shall not include any obligation of any Person to expend money (other than nominal amounts), commence or participate in any Action or grant any material accommodation (financial or otherwise) to any other Person.

12.4 Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered (including by facsimile) shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

12.5 Notices and Demands.  Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered in writing by hand, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.5 and an appropriate answerback is received when sent by telecopy, telex or other method of facsimile, or five days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or two days after being sent by overnight delivery providing receipt of delivery, to the following addresses:

if to the Company:

Nuclear Logistics Incorporated
7410 Pebble Drive
Fort Worth, Texas  76118
Attention:  Aron Seiken

with a copy to (which shall not constitute notice):

Thompson & Knight LLP
801 Cherry Street, Unit #1
Burnett Plaza, Suite 1600
Fort Worth, Texas 76102-6881
Facsimile:  (214) 999-1697
Attention:  Stephen B. Norris

if to Purchaser:

c/o AZZ incorporated
One Museum Place, Suite 500
3100 West 7th Street
Fort Worth, Texas 76107
Facsimile:  (817) 336-4211
Attn:  Dana L. Perry

with a copy to (which shall not constitute notice):

Kelly Hart & Hallman LLP
201 Main St., Suite 2500
Fort Worth, TX 76102
Facsimile:  (817) 878-9759
Attention:  S. Benton Cantey, Esq.

if to the Principal Shareholders:

At such Principal Shareholder’s address for notice appearing on the signature pages hereto with a copy to (which shall not constitute notice):

Thompson & Knight LLP
801 Cherry Street, Unit #1
Burnett Plaza, Suite 1600
Fort Worth, Texas 76102-6881
Facsimile:  (214) 999-1697
Attention:  Stephen B. Norris

or at any other address designated by a Party to the other Parties hereto in writing.

12.6 Consent to Jurisdiction; Waiver of Jury Trial.  Except as provided in this Section 12.6, each of the Parties hereto irrevocably and unconditionally consents to the sole and exclusive jurisdiction of state courts of Texas and the United States District Court for the Northern District of Texas (Fort Worth Division) to resolve all disputes, claims or controversies arising out of or relating to the Transaction Documents or the negotiation, breach, validity, termination or performance hereof and thereof or the Transactions. Each Party further irrevocably waives any objection to proceeding before the state courts of Texas or United States District Court for the Northern District of Texas (Fort Worth Division) based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in before any Governmental Authority that proceeding before the state courts of Texas or the United States District Court for the Northern District of Texas (Fort Worth Division) has been brought in an inconvenient forum.  Each of the Parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given.  Each of the Parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other Parties hereto.

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY TRANSACTION.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.6.

12.7 Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

12.8 Integration.  This Agreement, including the exhibits, documents and instruments referred to herein, the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, including, without limitation, the letter agreement, dated March 8, 2012, by and between the Company and Parent, which shall be completely superseded by the representations, warranties, covenants and agreements of the Company contained herein.

12.9 Assignability; Binding Agreement.  This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any Party hereto without the prior written consent of the other Parties hereto; provided, however, that (a) the Company may assign, distribute or otherwise transfer all or any portion of its rights under Section 3.4 hereof to any Shareholder or any Affiliate of any Shareholder without the prior written consent of the other Parties hereto, and (b) Purchaser may assign any of its rights and/or delegate any of its obligations under this Agreement without the prior written consent of the other Parties hereto to (i) any Subsidiary or Affiliate or (ii) any post-closing purchaser of all or a substantial portion of Purchaser’s, and its Subsidiaries assets, whether structured as a stock or asset sale, merger, consolidation, spin-off, recapitalization or other transaction; provided, further, that, in connection with any such delegation of obligations Purchaser shall not be relieved of its obligations hereunder and under the other Transaction Documents, as applicable.

12.10 Expenses.  Each of the Parties hereby agrees that each of the Company, Purchaser and each Principal Shareholder shall be solely responsible for all of its respective accounting, legal, and broker fees and out-of-pocket expenses incurred in connection with the Transactions (the “Transaction Fees”).

12.11 Specific Performance.  Each Party hereto acknowledge that, in view of the uniqueness of the business of the Company, the Purchased Assets and the Transactions, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that each other Party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

12.12 Third Party Beneficiaries.  This Agreement will be binding upon and inure solely to the benefit of each Party hereto, and, except as set forth in Section 10 hereof, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, each Purchaser Indemnified Party hereunder shall be entitled to all rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

12.13 Sole and Exclusive Remedies.  The Parties agree that, in relation to any breach, default, or nonperformance of any representation, warranty, covenant, or agreement made or entered into by any other party hereto pursuant to this Agreement or any certificate, instrument, or document delivered pursuant hereto, the only relief and remedy available to such party hereto in respect of said breach, default, or nonperformance shall be: termination, but only if said termination is expressly permitted under the provisions of Section 11; or

(a) indemnification for Losses, but only to the extent properly claimable under and as limited by Section 10; or

(b) specific performance if a court of competent jurisdiction in its discretion grants the same; or

(c) injunctive or declaratory relief if a court of competent jurisdiction in its discretion grants the same.

Except for each Party’s relief, rights or remedies available under the other Transaction Documents, each Party waives and releases any relief, rights or remedies not listed above that may be available to such Party in respect of any breach, default, or nonperformance of any representation, warranty, covenant, or agreement made by any Party hereto pursuant to this Agreement.  In addition, each Party agrees that no action for termination or rescission, or claiming repudiation, of this Agreement may be brought or maintained by any Party against any other Party following the Closing Date, except, in each case, in the event of fraud.  Accordingly, the Parties hereby expressly waive and forego any and all rights they may possess to bring any such action (except in the event of fraud).

12.14 Guaranty.

(b) Parent hereby unconditionally and irrevocably guarantees to the Company and the Principal Shareholders, as primary obligor and not merely as surety, the performance of, and compliance with, all agreements, obligations, covenants, warranties, representations, and undertakings of Purchaser contained in this Agreement (the “Parent Guaranty”).  Parent hereby waives promptness, diligence, demand, protest and notice as to the obligations and covenants guaranteed hereby and acceptance of this Parent Guaranty, the right to require the Company or the Principal Shareholders to exhaust remedies against any other person and waives any other circumstance which might otherwise constitute a defense available to, or a discharge of, Parent as a guarantor.  Parent hereby waives all claims of waiver, release, surrender, abstraction or compromise and all set-offs, counterclaims, cross-claims, recoupments or other defenses that it may have against the Company with respect to this Parent Guaranty, provided that Parent is not hereby waiving any set-offs, counterclaims, cross-claims, recoupments or other defenses that Purchaser may have against the Company or the Principal Shareholders.  Parent agrees to pay the costs and expenses in connection with the successful enforcement of this Parent Guaranty.

(c) The obligations of Parent will not be discharged by: (i) any modification of, or amendment or supplement to, this Agreement; (ii) any furnishing or acceptance of security or any exchange or release of any security; (iii) any waiver, consent or other action or inaction or any exercise or non-exercise of any right, remedy or power with respect to Purchaser or any change in the structure of Purchaser; (iv) any insolvency, bankruptcy, reorganization, arrangement, composition, liquidation, dissolution, or similar proceedings with respect to Purchaser; or (v) any other occurrence whatsoever, except performance in full of all obligations of Purchaser in accordance with the terms and conditions of this Agreement.

(d) This Parent Guaranty shall: (i) be binding upon Parent, its successors and assigns; (ii) inure to the benefit of, and be enforceable by, the Company, the Principal Shareholders, and their respective successors and assigns; and (iii) remain in full force and effect until the performance in full of all obligations of Purchaser and Parent in accordance with the terms and provisions of this Agreement at which time the Parent Guaranty shall automatically terminate.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement or have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

PURCHASER:
AZZ ACQUIRECO, INC.

By:         /s/ David H. Dingus
 Name: David H. Dingus
Title: President

PARENT:
AZZ INCORPORATED

By:         /s/ David H. Dingus
 Name: David H. Dingus
Title: President and Chief Executive Officer

COMPANY:
NUCLEAR LOGISTICS INCORPORATED

By:  /s/ Aron Seiken
Name:  Aron Seiken
Title:  President

PRINCIPAL SHAREHOLDERS:

ARON SEIKEN

  /s/ Aron Seiken
Address: 3653 Manderly Place
               Fort Worth, TX 76109

CRAIG IRISH

  /s/ Craig Irish
Address: 19319 La Serena Drive
                Fort Myers, FL 33967

Signature Page to Asset Purchase Agreement

The following Exhibits and Schedules are omitted pursuant to Item 601(b)(2) of Regulation S-K. A supplemental copy of such Exhibits and Schedules shall be furnished to the Securities and Exchange Commission upon request.

Exhibit

A           Escrow Agreement
B           Final Financial Statements
C	Shareholders
D           Receivables Guaranty
E	Seiken Employment Agreement
F	Irish Employment Agreement
G	Form of Bill of Sale, Assignment and Assumption Agreement
H	Fort Worth Lease

Schedule

2.3(a)              Inventory and Supplies
2.3(b)              Prepaid Expenses
2.3(c)              Machinery, Equipment, Tools, Fixed Assets and Capital Assets
2.3(g)             Assigned Contracts
2.3(i)              Vehicles and Rolling Stock
2.3(j)              Computers, Computer Hardware, Computer Software and Other Computer Equipment
2.3(k)             Office Furniture and Equipment
2.3(l)               Accounts Receivable
2.3(p)             Ontario Real Property
2.4                  Excluded Assets
2.5                 Assumed Liabilities
3.4(a)             Allowed Charges, Expenses, Fees and Other Amounts
4.1(a)             Organization and Company Power
4.2                  Authorization and Non-Contravention
4.4(a)             Capitalization
4.4(b)             Voting Rights and Restrictions and Transfer Restrictions
4.6                 Financial Statements
4.6(b)            Liabilities and Obligations Not Reflected or Reserved
4.6(c)            Company Indebtedness
4.7                Absence of Certain Developments
4.8                Certain Transactions and Interests
4.9                Leased Properties
4.10             Title to Property; Encumbrances; Condition and Sufficiency of Purchased Assets
4.10(a)          Encumbrances on Purchased Assets
4.12               Material Contracts
4.13               Intellectual Property Rights
4.14               Litigation
4.15               Labor matters
4.16               Employee Benefit Programs
4.17               Permits and Compliance with Laws
4.18               Environmental Matters
4.19               Customers and Strategic Partners
4.20               Suppliers
4.21               Insurance Coverage
4.24               Investment Banking; Brokerage
5.1                Authorization and Non-Contravention; Consents and Approvals
5.2                Interim Operations of the Company
8.3(a)            Consents of Third Parties; Governmental Approvals
9.2(d)            Required Consent Contracts